Exhibit 99.1

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2002

< Table of Contents >

FINANCIAL HIGHLIGHTS	1
ENTERPRISE VISION, OBJECTIVES AND STRATEGIES	2
OVERVIEW OF BUSINESS	5
FINANCIAL PERFORMANCE OVERVIEW	7
CONSOLIDATED RESULTS OF OPERATIONS	9
SUN LIFE FINANCIAL CANADA	13
SUN LIFE FINANCIAL UNITED STATES	20
MFS INVESTMENT MANAGEMENT	25
SUN LIFE FINANCIAL UNITED KINGDOM	27
SUN LIFE FINANCIAL ASIA	28
CORPORATE CAPITAL	30
RISK MANAGEMENT	31
CRITICAL ACCOUNTING POLICIES	34
INVESTMENTS	37
FINANCIAL POSITION AND LIQUIDITY	40

Unless otherwise indicated, all information in this Management’s Discussion and Analysis (“MD&A”) is presented as at and for the year ended December 31, 2002 and amounts are expressed in Canadian dollars. Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles (“GAAP”) as applied to life insurance companies in Canada, including the accounting requirements of the Office of the Superintendent of Financial Institutions.

Forward-looking Statements

This MD&A includes forward-looking statements with respect to Sun Life Financial’s objectives, including its strategies and expectations of financial performance. These statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in these forward-looking statements. Factors that may cause actual results to differ materially from Sun Life Financial’s expectations include but are not limited to, general economic and market conditions including interest rates, legislative and regulatory changes, industry competition, technological developments and other factors. The reader is therefore cautioned against reliance on these forward-looking statements.

Management’s Discussion and Analysis

Financial Highlights

(in millions of Canadian dollars, except earnings per share)	2002	2001	2000

Shareholders’ Net Income
- Operating(1)	1,260	872	792
- Reported	998	882	792
Basic Earnings per Share (EPS)
- Operating(1)	2.32	2.06	1.90
- Reported	1.84	2.08	1.90
Return on Shareholders’ Equity (ROE)
- Operating(1)	10.7%	12.7%	13.1%
- Reported	8.5%	12.8%	13.1%
Total Revenue(2)	23,101	16,815	16,546
Fee Income	3,095	3,216	3,318
Premiums, Deposits and Fund Sales
Premium Revenue	14,875	9,437	9,389
Segregated Fund Deposits	6,642	5,851	8,318
Mutual Fund Sales	31,668	39,466	45,614
Managed Fund Sales	29,683	31,953	25,869

Total Premiums, Deposits and Fund Sales	82,868	86,707	89,190

Assets Under Management (At December 31)
General Fund Assets	123,438	80,328	55,010
Segregated Fund Net Assets	52,755	48,544	49,533
Mutual Fund and Other Assets Under Management	184,407	222,875	223,990

Total Assets Under Management	360,600	351,747	328,533

Capital (At December 31)
Subordinated Debt	1,974	776	749
Cumulative Capital Securities	948	954	900
Sun Life ExchangEable Capital Securities (SLEECS)	1,150	950	—
Preferred Shares	158	—	—
Total Equity	14,909	7,725	6,517

Total Capital	19,139	10,405	8,166

MCCSR Ratio (At December 31)	230%	190%	295%

Quarterly Information

	2002				2001

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Shareholders’ Net Income
- Operating(1)	361	350	293	256	243	215	212	202
- Reported	310	361	71	256	253	215	212	202
Basic earnings per Share
- Operating(1)	0.58	0.57	0.59	0.59	0.57	0.51	0.50	0.48
- Reported	0.50	0.58	0.14	0.59	0.59	0.51	0.50	0.48
Total Revenue(2)	6,028	5,803	5,832	5,438	4,906	3,561	3,979	4,369
Total Assets Under Management	360,600	346,949	368,609	356,896	351,747	299,198	326,448	316,279

(1)	Excludes special items as described on page 12. Operating earnings, operating earnings per share and operating ROE are non-GAAP measures.

(2)	Amounts for periods prior to Q4 2002 have been restated to reflect the reclassification of certain reinsurance business lines to continuing operations as discussed on page 36.

Ratings(3)

A.M. Best	A++
Fitch	AA
Moody’s	Aa2
Standard & Poor’s	AA+(4)

(3)	Represents financial strength ratings for Sun Life Assurance Company of Canada.

(4)	With negative outlook.

Sun Life Financial Services of Canada Inc.     1

Management’s Discussion and Analysis

Enterprise Vision, Objectives and Strategies

     Sun Life Financial Services of Canada Inc. (together with its consolidated subsidiaries, the “Company” or “Sun Life Financial”) is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individual and corporate customers. The Company’s operations in wealth management and protection are complementary and form an integrated product platform to provide one-stop solutions for the financial well-being of individuals.

     The global financial services industry is undergoing a period of significant evolution, driven by consumer needs for convenience, choice and simplicity. Domestic and global competition is increasing dramatically in response to these changing needs, demographic shifts, and advances in technology. There is a competitive opportunity for greater economies of scale and brand recognition which, in turn, is driving further industry consolidation.

     This challenging global financial services environment, however, offers strong growth opportunities for organizations such as Sun Life Financial, which have a clear vision and committed business strategies supported by an established international operating platform and strong financial capacity. The Company operates under a business model that strives to provide scale operations in diversified markets of strategic importance. It also balances the higher growth prospects of wealth management with the stability of protection earnings.

Sun Life Financial Services of Canada Inc.     2

Management’s Discussion and Analysis

     Consistent with its strategies, the Company undertook several significant initiatives in 2002.

Acquisition of Clarica Life Insurance Company

     Sun Life Financial Services of Canada Inc. (“SLF Inc.”) acquired Clarica Life Insurance Company (“Clarica”) on May 29, 2002. Clarica was a leading provider of insurance and investment products in the Canadian market. With this acquisition, the Company extended its leadership position in most of its Canadian markets of strategic significance and became one of the largest publicly traded North American life insurance organizations measured by market capitalization. The acquisition created a stronger, Canadian-based international financial services organization with enhanced products, expanded distribution channels, greater management depth and lower cost structures.

     On December 31, 2002, Clarica was amalgamated with SLF Inc.’s wholly-owned subsidiary Sun Life Assurance Company of Canada (“Sun Life Assurance”). The amalgamated company operates under the legal name of Sun Life Assurance Company of Canada and continues to market retail insurance and wealth management products under the Clarica brand in Canada. The amalgamation has significantly simplified business operations and is expected to reduce operating costs over time.

     The Clarica acquisition was completed through an all-share transaction pursuant to which holders of Clarica common shares received 1.5135 common shares of SLF Inc. for each Clarica common share held. As a result, approximately 185 million common shares of SLF Inc. were issued at an ascribed price of $33.88 per share. Including the Clarica common shares that were owned by the Company at the date of acquisition, the Clarica transaction was valued at $6.9 billion for accounting purposes.

CI Fund Management Transaction

     On July 25, 2002, the Company acquired a 30% equity interest in CI Fund Management Inc. (“CI”) in exchange for the Company’s Canadian mutual fund subsidiaries, Spectrum Investment Management Limited (“Spectrum”) and Clarica Diversico Ltd. (“Diversico”). The transaction also included a strategic distribution agreement giving CI access for its products to the Company’s Canadian direct sales force of more than 4,200 independent career advisors.

     With the CI transaction, the Company acquired a strategic stake in a top tier player with requisite scale in the Canadian mutual fund industry. CI is a premier Canadian money manager with top-ranked investment expertise and strong brand recognition. As a result of this transaction, it became the fourth-largest mutual fund company in Canada based on long-term assets under management. As at December 31, 2002, CI had $33.8 billion of assets under management, including approximately $27.9 billion of mutual fund assets.

     As a result of this transaction, the Company acquired approximately 71 million common shares of CI valued at $9.15 per share at closing on July 25, 2002. These common shares, together with those owned by the Company at closing, represent a 31% economic interest in CI. The Company has entered agreements with CI to facilitate its ability to increase its ownership interest in CI over time.

Launch of Life Insurance Operations in China

     In April 2002, the Company, together with its joint venture partner, China Everbright Group Limited, launched life insurance operations in the municipality of Tianjin. This joint venture, Sun Life Everbright Life Insurance Company Limited, is the first foreign-owned life insurer in Tianjin, China, which has a population of approximately 10 million people.

     The commencement of the Company’s Chinese operations represents a significant step in the Company’s long-term growth plan in Asia. This business unit has already built a sales force of 1,600 agents, and the initial sales of life insurance products in the Tianjin market have been strong.

Sale of Clarica’s U.S. Operations

     In October 2002, the Company signed a definitive agreement with Midland National Life Insurance Company to sell its subsidiary, Clarica U.S., Inc. (“Clarica U.S.”), acquired as part of the Clarica acquisition. After its review of Clarica U.S. operations, the Company concluded that it was not a strategic fit with the Company’s existing U.S. operations. The sale of Clarica U.S., which closed on January 7, 2003, was consistent with the Company’s focus on businesses that can maintain or achieve competitive scale or scope.

     The proceeds from the sale were approximately $452 million, or US$286 million, in cash, including repayment of approximately $76 million of existing Clarica U.S. debt. As a result of the sale, the Company took an after-tax charge of $48 million in 2002.

Sale of U.K. Group Business

     In January 2003, the Company, as part of its continuing efforts to realize the underlying value of its U.K. operations, signed a definitive agreement to sell its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation.

Sun Life Financial Services of Canada Inc.     3

Management’s Discussion and Analysis

     Under the agreement, Unum Limited will acquire the Company’s U.K. group income protection business together with the renewal rights to its group life business. The transaction, which is subject to approval from U.K. regulators, is expected to close in the first quarter of 2003.

Enhancement of Capital Efficiency

     The Company undertook several financing initiatives in 2002 to enhance capital efficiency and to optimize its capital structure. In January 2002, it completed the early redemption of high-cost subordinated debt of $300 million due in 2005. In June 2002, $800 million of subordinated debentures and $200 million of a second series of Sun Life ExchangEable Capital Securities (“SLEECS”) were issued. The issuance of these two securities provided the Company with low-cost capital and enhanced its financial flexibility. In addition, it allowed the Company to adjust the leverage of its capital structure in concert with its new business profile after the Clarica acquisition.

Outsourcing of the Back Office Operations of U.K. Individual Business

     In March 2002, the Company signed agreements with the Marlborough Stirling group, a U.K.-based software and service provider specializing in financial services sectors, to outsource the administration of its closed book of U.K. individual life and pension business. This outsourcing is expected to reduce the Company’s operating risk and enhance its strategic flexibility in the U.K. market, and represents another step in the implementation of the Company’s strategic initiative to rationalize its U.K. operations. The Company currently expects to save approximately $50 million in operating expenses over the initial five years of this outsourcing contract.

Outsourcing of Information Technology Operations with IBM

     In July 2002, the Company signed an outsourcing contract with IBM Canada Ltd., which will provide the Company with a wide range of technology services over a seven-year period. The contract is valued at approximately $250 million over its life.

     This outsourcing initiative will enhance the Company’s ability to deliver world class financial services on the strength of IBM’s technology expertise and computing resources.

Expensing Employee Stock Option Costs

     The Company has employee stock option plans designed to align the interests of shareholders and employees and to reward employees for creating shareholder value. The Company recognizes that stock options represent a form of compensation and the cost should be appropriately reflected in financial results. In June 2002, the Company implemented a policy of expensing the cost of employee stock options. The Company’s stock option expenses amounted to $21 million in 2002, representing a reduction of 3 cents per share in shareholders’ net income. Sun Life Financial was the first major Canadian financial institution to expense stock options.

Enhancement of Financial Transparency

     The Company believes that financial transparency is critically important to establish and maintain the confidence of its stakeholders in the Company’s operating integrity and financial strength. In 2002, the Company undertook a number of significant initiatives to enhance its financial disclosure and reporting:

●	Started expensing stock options

●	Provided significant new disclosures including:

•	business line income statements

•	special items materially affecting earnings performance

●	In compliance with the Sarbanes-Oxley Act, the Company’s Chief Executive Officer and Chief Financial Officer have certified the 2002 financial disclosures.

     The Company’s Board of Directors and its Audit Committee continued to play a significant role in enhancing the Company’s financial reporting practices.

Sun Life Financial Services of Canada Inc.     4

Management’s Discussion and Analysis

Overview of Business

     The Company’s operations are divided into six business segments primarily based on geographic location: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Massachusetts Financial Services Company (“MFS”), Sun Life Financial United Kingdom (“SLF U.K.”), Sun Life Financial Asia (“SLF Asia”), and Other Operations (“Other” or “Corporate Capital”). These reportable segments reflect the Company’s management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, the segments derive their revenues from wealth management and protection products and services. Other Operations primarily includes investments of a corporate nature for which management responsibility resides in the Company’s Corporate Office.

Revenue and Earnings in 2002 by Segment*

     The Company operates under a strategic business model that balances growth with earnings stability. While many products and services offered by the Company are increasingly integrated in nature, its overall operations generally comprise two principal product categories: wealth management and protection. Revenue and expenses not directly attributable to wealth management or protection are included in Corporate and Other.

1)	Wealth management comprises the Company’s operations related to equity-linked and fixed income products and services in the areas of asset management, mutual funds, pensions and annuities;

2)	Protection or insurance comprises the Company’s individual life and health, group life and health, and reinsurance operations.

     Wealth management represents the Company’s higher potential growth market, with $295.8 billion or 82% of the Company’s total assets under management as at December 31, 2002. The Company’s operations in wealth management have achieved a compound annual growth rate of 13% in assets under management and 16% in fee income over the period from 1997 to 2002. The wealth management revenue is driven principally by: (i) investment advisory fees, (ii) distribution and servicing fees, (iii) mortality and expense fees, (iv) annuity premiums, and (v) net investment yield on general fund assets held primarily in the pension and fixed annuity businesses.

     Protection represents a steady and consistent growth market for the Company. The premium income from protection recorded a compound annual growth rate of 13% in the period from 1997 to 2002. The principal sources of protection revenue are: (i) premiums earned on individual life and health, group life and group health, and reinsurance contracts, and (ii) net investment income on assets supporting actuarial liabilities associated with protection products.

Revenue and Earnings in 2002 by Principal Product Category*

     The profitability of the Company’s operations in wealth management and protection depends in large part on:

•	external factors, including changes in equity market performance and changing regulations

•	the amount and composition of assets under management

•	the management of product pricing

•	mortality and morbidity rates

•	expense management

•	the maintenance of spreads between credited rates and investment returns

•	surrender and lapse rates

•	the management of market and credit risks

•	the management of the risks inherent in products with guaranteed benefits options

Sun Life Financial Services of Canada Inc.     5

Management’s Discussion and Analysis

     The Company’s portfolio of products and services by each of the business segments is summarized in the following table:

Products and Services by Segment

     All rankings shown above are based on published information at and for the year ended December 31, 2002 or the information available for the latest period before December 31, 2002.

Sun Life Financial Services of Canada Inc.     6

Management’s Discussion and Analysis

Financial Performance Overview

2002 Performance

     Equity markets continued to experience significant volatility in 2002. The reports of significant accounting irregularities, particularly in the United States, further damaged the already fragile confidence of consumers and investors in the financial markets. Despite these market challenges and the integration of Clarica, the Company reported a third consecutive year of record earnings. Shareholders’ net income for the year was $998 million, up 13% compared to the $882 million in 2001. Operating earnings1, which exclude special items outlined on page 12, increased by 44% to $1,260 million in 2002 from $872 million in 2001. Operating earnings per share were $2.32, representing an increase of 13% from $2.06 in 2001.

     The Company’s ability to maintain strong financial performance in a difficult economy reflects the strength of its diversified and well-balanced business portfolio, prudent and disciplined investment strategies, and effective risk management. The detailed discussion of the Company’s consolidated results in 2002 is provided in the sections located on pages 9 to 12 of this Management’s Discussion and Analysis.

Priorities for 2003

     The acquisition of Clarica in 2002 placed the Company among the top North American life insurers in terms of market capitalization and earnings. On the strength of the combined Sun Life Financial and Clarica brands, the Company will work to expand its market leadership in Canada. The Company intends to leverage its diversified product portfolio and strong distribution capabilities to solidify its U.S. annuity operations in a challenging market. Further, with a disciplined financial approach emphasizing value creation, the Company is well positioned to compete in a consolidating environment in the U.S. annuity business. In Asia, the Company will endeavour to leverage its operating strength and financial resources to expand its existing market presence.

     On the operational front, management priorities in 2003 are to complete the integration of the Clarica operations and to achieve the targeted operating cost and revenue synergies. The Company will continue to focus on delivering the benefits that have been indicated to customers and shareholders. Operational efficiency and capital optimization will continue to be key drivers of the Company’s financial performance for 2003.

     In 2003, management will leverage the Company’s expanded operational resources to solidify its competitive positions in the marketplace and facilitate its commitment to build long-term shareholder value. The Company has established clear operational and financial goals for 2003 and has well-defined execution plans to deliver these targets. Management will continuously assess its business environment, and take preventive steps and timely actions to minimize adverse effects resulting from changing economic and market conditions.

Outlook

     The Company’s operations in general and its wealth management business in particular are exposed to economic uncertainties and equity market fluctuations. Management has been proactively taking strategic and operational measures that will help maintain its business and financial strength in a challenging environment.

     Through prudent diversification and disciplined risk management, the Company has maintained a high quality investment portfolio. In addition, the Company’s hedging programs have mitigated its exposures to substantial equity market declines experienced during the past year. The Company’s prudent risk management practices and the hedging programs will continue to provide mitigation against any continuation of soft equity markets.

     With the acquisition of Clarica, SLF Canada is well positioned with a strong product platform, a robust distribution network and efficient operating infrastructure. Based on the progress that has been made to date, management expects that the Clarica integration will be substantially completed by year-end 2003 and the Company will deliver targeted cost savings and enhanced earnings contributions.

     In the U.S., the successful integration of Keyport Life Insurance Company (“Keyport”) and Independent Financial Marketing Group, Inc. (“IFMG”), both acquired in October 2001, has significantly strengthened the Company’s annuity operations with increased operating scale, product depth and

[1]	Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating return on equity, are non-GAAP measures and have no standardized definitions under GAAP.

Sun Life Financial Services of Canada Inc.     7

Management’s Discussion and Analysis

distribution capabilities. The Company is in a better position to compete in a consolidating insurance and annuity business.

     MFS has taken further cost containment actions to bring expenses more closely in line with decreased asset and revenue levels resulting from market declines in the past year. Management believes MFS’ proven business model and strong investment management capabilities will facilitate its continuing growth and allow it to maintain its leadership positions in its targeted markets. Through product and distribution expansion and diversification, management believes that MFS is well positioned to continue organic growth even in flat equity markets and to benefit from an eventual market recovery.

     In the U.K., the Company has further reduced its operating costs through outsourcing. Its repositioned business profile will also enable the Company’s U.K. operations to generate steady and solid earnings in the medium term.

     The Company has been expanding in its existing Asian markets. Management believes that these operations should become major contributors to sales growth in the near term and earnings growth over the longer term as the Company builds business scale in the region.

     Management believes that the Company’s long-term growth momentum remains strong and that the Company is well positioned to achieve its strategic objectives over its business cycle. In the near-term, the Company’s balanced business model should continue to help it maintain a stable earnings performance if equity markets remain soft.

Sun Life Financial Services of Canada Inc.     8

Management’s Discussion and Analysis

Consolidated Results of Operations

Shareholders’ Net Income

     For the year ended December 31, 2002, shareholders’ net income was $998 million, or $1.84 per share. Operating earnings, excluding special items as described on page 12, were $1,260 million, representing an increase of $388 million or 44% over $872 million earned in 2001. Operating earnings per share were $2.32, up 13% from $2.06 in 2001.

     The strong operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. The acquisition of Clarica in 2002 and Keyport in 2001 have significantly strengthened the Company’s business platform and have been accretive to shareholder returns.

     In the seven months after the Clarica acquisition in 2002, Clarica added $258 million in earnings, excluding the after-tax charge of $48 million on the sale of Clarica U.S. This performance resulted in 6 cents accretion to the Company’s operating earnings per share, exceeding the interim financial target set at the time of the Clarica acquisition. For the five months after the completion of the CI transaction in 2002, CI contributed $21 million in earnings.

     In 2002, Keyport contributed earnings of $116 million, net of financing costs, representing an increase of $104 million from the 2001 amount of $12 million it contributed after its acquisition on October 31, 2001. The strong earnings from Keyport resulted in 16 cents accretion to the Company’s operating earnings per share in 2002.

     During 2002, the Company’s operations in protection continued to perform well and again demonstrated their underlying strength in generating stable earnings in challenging times. Excluding the one-time after-tax charge of $150 million related to guaranteed minimum income benefits and non Unicover-related accident and health risks in the run-off block of the Company’s accident and health reinsurance business, the Company’s protection earnings were $603 million for the year, up $196 million or 48% relative to $407 million in 2001. This strong earnings performance was broadly based and consistent in most of the Company’s protection business lines. The protection lines of Clarica contributed $180 million to the total protection earnings in 2002.

     Despite continuing economic uncertainties and difficult market conditions in 2002, the Company’s operations in wealth management contributed earnings of $668 million, up $155 million or 30% compared to $513 million in 2001. The Company’s strategy to broaden its wealth management earnings platform and its vigorous cost containment measures helped mitigate the earnings pressures from severe equity market declines in the year. Keyport, which focuses primarily on fixed annuity products, contributed $181 million, before financing costs, to the total increase in wealth management earnings. The Keyport contribution was partially offset by reduced earnings from the Company’s equity-linked wealth management products and services. The equity-sensitive segment of the Company’s operations in wealth management represented only 18% of the combined wealth management and protection earnings in 2002, compared to 31% in 2001.

Earnings by Principal Product Category
($ millions)

     Corporate and Other, which includes results not directly attributable to the Company’s underlying wealth management and protection operations, had a loss of $123 million for the year, compared to a loss of $38 million in 2001. The unfavourable change relative to 2001 primarily reflected the impact of the restructuring and other related charges arising from the Clarica acquisition.

Return on Equity

     The Company’s acquisitions of Clarica and Keyport have resulted in an increase in the amount of goodwill. Total goodwill arising from these two acquisitions amounted to $5.7 billion as at December 31, 2002, most of which was backed by the Company’s equity

Sun Life Financial Services of Canada Inc.     9

Management’s Discussion and Analysis

capital. In 2002, return on shareholders’ equity (“ROE”), based on operating earnings, decreased to 10.7% from the 2001 level of 12.7%, reflecting the impact of the Clarica and Keyport goodwill. ROE based on reported earnings decreased to 8.5% from the 2001 level of 12.8%, reflecting increased goodwill and unfavourable impact of special items in 2002.

Assets Under Management

     The Company’s assets under management comprise general funds, segregated funds, and mutual, managed and other assets under management. Managed funds represent institutional and other third-party assets that are managed by the Company. Total assets under management were $360.6 billion as at December 31, 2002, up $8.9 billion, compared to $351.7 billion as at December 31, 2001.

     The Company’s general fund assets increased to $123.4 billion, up $43.1 billion or 54% from the 2001 level. This increase primarily comprised $38.1 billion from the acquisition of Clarica and $4.3 billion resulting from business growth.

     The Company’s segregated fund assets rose to $52.8 billion as at December 31, 2002, up $4.3 billion or 9%, relative to $48.5 billion as at December 31, 2001. The increase was attributed to the acquisition of Clarica’s segregated fund assets of $11.2 billion and net sales of $605 million during the year. These increases were, however, partially offset by a reduction of $7.9 billion in asset value due to market declines.

     The Company’s mutual, managed and other assets under management, which excluded CI’s assets of $33.8 billion at December 31, 2002, decreased to $184.4 billion, down $38.5 billion from the December 31, 2001 level. The decrease comprised $40.6 billion resulting from declines of global equity markets in 2002, $6.5 billion related to the sale of Spectrum to CI, and $1.0 billion arising from unfavourable currency translation impact of the strengthening Canadian dollar relative to the U.S. dollar. These decreases were partially offset by $9.6 billion from net sales of mutual and managed funds.

Revenue

     For the year ended December 31, 2002, the Company’s total revenue increased to $23.1 billion, up $6.3 billion or 38% from $16.8 billion in 2001. The acquisitions of Clarica and Keyport contributed $2.8 billion and $3.9 billion, respectively, to the increase in total revenue in 2002. The Company’s strong performance in insurance premiums and higher investment income were partially offset by lower sales of U.S. investment products and annuity products with the dollar cost averaging feature, and decreased fee income in MFS resulting from lower asset levels caused by market value declines.

     Life insurance premiums grew by $1.6 billion or 44% in 2002, primarily reflecting the addition of $1.1 billion from Clarica, and increased sales of universal life products in the United States and Hong Kong, and of group life products in the United States. Health insurance premiums increased by $588 million or 40%, primarily due to the contribution of $407 million from Clarica and strong sales and improved pricing of group health products in the United States.

     Annuity premiums increased by $3.2 billion, including the addition of $399 million from Clarica and increased annuity premiums of $3.1 billion from Keyport. These increases were partially offset by reduced premiums from dollar cost averaging annuity products, consistent with the overall weakness in the U.S. equity-linked annuity market in 2002.

     Investment income increased by $969 million or 23% in 2002. The increase included the addition of $751 million from Clarica, the increased Keyport contribution of $630 million, and the gain of $173 million on the sale of Spectrum. These increases were partially offset by higher asset provisions of $361 million, the gain of $195 million on the sales of Sun Bank plc and SLC Asset Management Limited in the fourth quarter of 2001, and the investment income of $173 million earned in 2001 by the two subsidiaries sold.

     Fee income declined by $121 million or 4%. The decrease reflected a lower average level of assets under management in fee-based businesses relative to 2001, partially offset by the increased contribution of $200 million in fee income from Clarica and Keyport.

Total Revenue

($ millions)	2002	2001	2000

Premiums
Annuities	7,402	4,196	4,371
Life Insurance	5,403	3,759	3,523
Health Insurance	2,070	1,482	1,495

Total Premium	14,875	9,437	9,389
Investment Income	5,131	4,162	3,839
Fee Income	3,095	3,216	3,318

Total	23,101	16,815	16,546

Sun Life Financial Services of Canada Inc.     10

Management’s Discussion and Analysis

Benefit Payments

     The Company has a variety of current and future benefit payment obligations that impact overall earnings performance. Payments to policyholders, beneficiaries and depositors were $11.7 billion, up $4.8 billion or 70% from 2001. Increased payments of $4.5 billion due to the acquisitions of Clarica and Keyport were partially offset by lower maturities and surrenders in other operations. Transfers to segregated funds decreased by 49% in 2002, reflecting the slowdown of sales of dollar cost averaging annuity products in the United States and reduced demand for equity market-based products. The increase in actuarial liabilities was $2.1 billion higher than the 2001 level of $1.7 billion, reflecting decreased transfers to segregated funds and higher insurance and fixed annuity sales.

Benefit Payments

($ millions)	2002	2001	2000

Payments to Policyholders, Beneficiaries and Depositors	11,688	6,880	6,729
Net Transfer to Segregated Funds	1,329	2,606	2,562
Increase in Actuarial Liabilities	3,822	1,697	1,611

Total	16,839	11,183	10,902

Expenses and Other

     Commission expenses increased to $1.9 billion in 2002, up $309 million from the 2001 level. Excluding the increased commissions of $421 million from Clarica and Keyport, commission expenses decreased by 7%, reflecting lower variable annuity and mutual fund sales. These decreases were partially offset by increased sales of life and health insurance products.

     Operating expenses were $2.8 billion, up $283 million from 2001. The increase was attributable to $379 million of increased expenses associated with the acquired Clarica and Keyport operations, $158 million of charges associated with the Clarica acquisition, $21 million of stock option expenses in 2002, and $35 million resulting from unfavourable currency translation. These increases totalling $593 million were partially offset by reduced expenses of $89 million incurred by divested operations and decreased expenses of $107 million associated with the U.K. rationalization initiative. Excluding the impact of these items, operating expenses were $2.1 billion, $114 million or 5% below the comparable level in 2001. This decrease reflects the Company’s continuing efforts to reduce costs.

     In the Company’s protection operations, the operating expenses to premium revenue ratio declined to 12% from 13% in 2001. The decreased expense ratio was primarily attributable to improved cost structures in the Company’s protection operations, which were in part driven by synergy savings that have already been realized from the Clarica acquisition.

     Interest expenses increased by $24 million to $192 million in 2002. The increase reflected the interest expenses associated with Clarica’s subordinated debt of $700 million and $800 million of new subordinated debentures issued in 2002.

     Income taxes were $98 million in 2002, compared to $306 million in 2001. The Company’s consolidated effective income tax rate for 2002 was 8.1%, compared to 24.4% for 2001. The lower effective tax rate in 2002 was primarily attributable to the effect of favourable tax settlements resulting from the completion of prior year tax reviews of the Company’s operations and the recognition and utilization of capital losses. Excluding these events, the Company’s effective tax rate would have been approximately 28%, which is consistent with expectations.

     Clarica U.S. became a held-for-sale investment as the Company signed a definitive agreement for its sale in 2002 and completed the sale in January 2003. As a result, Clarica U.S. was reclassified as a discontinued operation. In 2002, loss from discontinued operations was $36 million, including the loss of $48 million on the sale of Clarica U.S., partially offset by the earnings of $12 million from the seven months of its operations since its acquisition.

Expenses and Other

($ millions)	2002	2001	2000

Commissions	1,909	1,600	1,687
Operating Expenses	2,779	2,496	2,426
Premium Taxes	168	113	117
Interest Expenses	192	168	159
Income Taxes	98	306	386
Non-Controlling Interests in Net Income of Subsidiaries	83	68	67
Loss from Discontinued Operations, Net of Taxes	36	—	—
Participating Policyholders’ Net Income (Loss)	(1)	(1)	10

Total	5,264	4,750	4,852

Sun Life Financial Services of Canada Inc.     11

Management’s Discussion and Analysis

Special Items Affecting Net Income

     The Company undertakes strategic and operational activities to grow and strengthen its business platform on an ongoing basis. These activities can result in special gains or losses that are not directly related to its operations and usually are not recurring. The Company generally measures its financial performance based on its operating earnings, which exclude the impact of these special items. Such measurement facilitates the annual and quarterly comparison of the Company’s underlying financial results on a consolidated basis.

     In 2002, the sale of Spectrum to CI resulted in an after-tax gain of $173 million, which was partially offset by the net loss of $48 million on the disposition of Clarica U.S. The special items in 2002 also included after-tax restructuring and other charges of $217 million in connection with the acquisition of Clarica, an after-tax charge of $150 million related to guaranteed minimum income benefits and non Unicover-related accident and health risks in the Company’s run-off block of accident and health reinsurance business, and other special items which had a net unfavourable impact of $20 million on net income. As a result of these special items, the Company’s net income was reduced by $262 million in 2002.

Special Items

	2002					2001	2000

($ millions)	Q4	Q3	Q2	Q1	Total

Earnings Before Stock Option Expenses	317	368	78	256	1,019	882	792
Stock Option Expenses	7	7	7	—	21	—	—

Reported Earnings (Canadian GAAP based)	310	361	71	256	998	882	792
After-Tax Gains (Losses) on Special Items
Net Gain on Sale of Spectrum		173			173
Net Loss on Sale of Clarica U.S	(48)				(48)
SLF Canada Restructuring and Other Charges			(217)		(217)
Charge to the Run-off Block of Reinsurance		(150)			(150)
Net Gains on Sales of U.K. Assets						125
U.K. Restructuring						(88)
Subordinated Debt Redemption Costs						(30)
Other	(3)	(12)	(5)		(20)	3

Total Special Items	(51)	11	(222)	—	(262)	10	—

Operating Earnings	361	350	293	256	1,260	872	792

     The special items in 2001 amounted to $10 million, primarily representing the net effect of the implementation of the Company’s U.K. rationalization initiative. In 2001, the Company realized total after-tax gains of $125 million on the sales of Sun Bank plc and SLC Asset Management Limited. These gains were largely offset by an after-tax charge of $88 million primarily related to the U.K. restructuring activities, and after-tax costs of $30 million associated with the early redemption of $300 million of the Company’s subordinated debt. This debt was originally issued to provide funding to the Company’s U.K. operations. As a result of the U.K. asset sales, the funding was no longer required.

     The earnings impact of the special items described above on a per share basis is summarized in the following table.

Impact of Special Items on Earnings Per Share

($ per share)	2002	2001	2000

EPS — Reported (Canadian GAAP based)	1.84	2.08	1.90
Net Gains (Losses) on Special Items	(0.48)	0.02	—

EPS — Operating	2.32	2.06	1.90

Sun Life Financial Services of Canada Inc.     12

Management’s Discussion and Analysis

Sun Life Financial Canada

Business Profile

     The Company is a leader in most Canadian markets of strategic relevance. SLF Canada offers a full range of protection and wealth management products and services. The operations in protection comprise (i) retail insurance, offering a comprehensive suite of life and health insurance products, (ii) group benefits, offering customized group products to meet the protection needs of employers of all sizes, and (iii) reinsurance, primarily life retrocession. The operations in wealth management include (i) group retirement products and services, and (ii) retail and other wealth management products, including individual annuities, and mutual funds and asset management services primarily conducted by the Company’s 31%-owned strategic partner, CI, and 60%-owned McLean Budden Limited (“McLean Budden”).

Strategy

•	Solidify SLF Canada’s leadership position in all core businesses with focus on scale and operating capabilities

•	Leverage its powerful operating platform to deliver business growth and financial performance

•	Aggressively grow the retail business by leveraging its competitive distribution network

•	Strengthen the group business by building an integrated service platform

•	Build a high performance and customer focused organization with greater identity and market dominance

2002 Highlights

•	Clarica integration on track with 2002 synergy saving targets achieved

•	Completed the CI transaction with tangible benefits already realized

•	Maintained a high level of customer satisfaction and achieved strong financial performance in the new Sun Life Financial/Clarica environment

•	Re-aligned corporate culture through identification of common values

•	Named as one of the top 100 employers in Canada by the Globe and Mail

Priorities for 2003

•	Complete the Clarica integration

•	Deliver visible economic benefits, including targeted cost saving run rate of $270 million, from the Sun Life Financial/Clarica combination

•	Maintain business momentum and customer focus in both the retail and group businesses

•	Increase brand identity and market visibility

•	Reinforce high performance values

SLF Canada – A New Market Leader

     With the acquisition of Clarica, SLF Canada became a leading player in most of its markets in Canada. Its commanding position in both the retail and group businesses reflects its strength in scale, product depth and breadth, distribution and operating capabilities.

     In the retail business market, the Company has a customer base of 2.5 million people and a multichannel, multi-brand distribution network consisting of an exclusive, independent career advisors (“ICA”) sales force of over 4,200, a partnership-based wholesale channel, and Internet driven direct marketing. This 21st century retail distribution model is orchestrated to efficiently segment the market and individually address the specific needs of each group of clients.

     In the group businesses, the Company is a premier provider of both group benefits service and group retirement services. The significant scale of the Company’s group operations enables it to invest in advanced technology platforms that enable the Company to offer integrated group benefits and group retirement services. Management believes that the

A New Canadian Market Leader
(as at and for the period ended December 31, 2002)

Shareholders’ Net Income ($ millions)	513
Revenue ($ billions)	6.6
Assets Under Management (AUM) ($ billions)	89.1
Insurance In-Force ($ billions)	465
Independent Career Advisors	4,216

Customers
Retail	2.5 million individuals
Group	820,000 accounts
covering 7 million lives
Market Rank
Retail Insurance	#1
Group Benefits	#1
Group Retirement	#1
Life Retrocession Reinsurance (North America)	#2

Sun Life Financial Services of Canada Inc.     13

Management’s Discussion and Analysis

Company is well positioned to benefit from employers’ increasing preference for one-stop solutions in the group market.

     With the acquisition of Clarica, SLF Canada plays a more prominent role in the Company’s overall financial performance. SLF Canada’s earnings power provides significant financial resources for the Company’s continuing growth in Canada and internationally.

Financial Contribution from SLF Canada
(as a Percentage of total Company*)

Consolidated Financial Results

     SLF Canada faced significant market and operational challenges in 2002. The Company’s business in Canada experienced pressures from a continued soft economy and equity market declines. At the same time, the Company embarked on a reorganization driven by the Clarica acquisition. Despite these challenges, SLF Canada reported strong performance in 2002.

     Earnings from SLF Canada increased to $513 million, up $301 million or 142% relative to $212 million in 2001. In the seven months ended December 31, 2002 after its acquisition, Clarica’s Canadian operations posted strong earnings of $230 million. Excluding Clarica’s contribution, earnings from SLF Canada would have been $283 million, $71 million higher than in 2001. The increase was due primarily to favourable health claims experience in the group benefits business, increased earnings in McLean Budden, and interest on a tax refund.

     Revenue for the year was $6.6 billion, up $2.7 billion or 70%, compared to $3.9 billion in 2001. The increase reflected the revenue contribution from Clarica for the seven months after its acquisition.

     As a result of the Clarica acquisition, equity capital in SLF Canada increased significantly to $6.8 billion as at the end of 2002, of which $3.7 billion was represented by goodwill arising from the acquisition. Consistent with increased capital usage in SLF Canada, ROE decreased to 11.4% from the 2001 level of 16.5%.

     Total assets under management increased to $89.1 billion as at December 31, 2002, up $36.6 billion from $52.5 billion as at December 31, 2001. The asset growth reflected Clarica’s contribution of $42.1 billion, net of Diversico which was sold to CI subsequent to the acquisition. This contribution was partially offset by a reduction of $6.6 billion as a result of the sale of Spectrum to CI.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	4,145	2,236	2,240
Investment Income	1,974	1,267	1,363
Fee Income	444	352	343

Total Revenue	6,563	3,855	3,946
Client Disbursements & Change in Actuarial Liabilities	4,625	2,800	2,883
Commissions & Other Expenses	1,219	724	721
Income Taxes	191	106	131
Non-Controlling Interests in Net Income of Subsidiaries	14	18	16
Par Policyholders’ Income (Loss)	1	(5)	11

Shareholders’ Net Income	513	212	184

Selected Financial Information
Return on Equity	11.4%	16.5%	12.2%
Total AUM (billions)	89.1	52.5	50.5
Capital Employed
Debt	1,745	425	427
Equity	6,823	1,212	1,635

Total	8,568	1,637	2,062
Goodwill	3,694	66	73

Sun Life Financial Services of Canada Inc.     14

Management’s Discussion and Analysis

Sun Life Financial Canada — Retail Insurance

Business Profile

     The Company’s Canadian Retail Insurance operations offer a full range of life and health insurance products tailored to the needs of individual customers. Its principal products include universal life, variable universal life, term life, permanent life and health insurance. These products are marketed through a distinctive, multichannel distribution model consisting of an exclusive sales force of over 4,200 independent career advisors, a partnership-based wholesale channel, and internet driven direct marketing.

     The Company is the largest provider of retail insurance in Canada based on premium income. With its significant scale, extensive distribution network, strong brand recognition and efficient operating structure, management believes that the Company is well positioned to effectively compete in a highly competitive and mature market.

     Retail Insurance represents a cornerstone of the Company’s business platform in Canada. It provides distribution capabilities and financial resources to help facilitate the Company’s overall growth in the Canadian market.

2002 Operational Highlights

•	Insurance sales increased to $116 million, up 90% from 2001, reflecting strong sales from Clarica

•	Number of independent career advisor sales professionals increased to over 4,200 at December 31, 2002

•	Strengthened wholesale channel by forming strategic marketing and distribution alliance with additional partners including Hub Financial Inc.

•	Strong earnings of $140 million, up $101 million or 259% relative to 2001, reflecting the contribution of Clarica

     Retail Insurance experienced significant growth during 2002 as a result of the combination of Clarica’s and the Company’s existing Canadian retail insurance operations. It established a 21st century retail distribution model featuring multi-channel, multi-brand distribution capabilities. The potential for channel conflict was effectively addressed by using separate branding, products, commission systems and management. This distribution model has become an integral part of the platform for the Company’s Canadian retail insurance business.

Financial Results

     Despite being in the midst of building a new organization in 2002, Retail Insurance maintained its strong business momentum and achieved a high level of customer satisfaction for its products and services.

     Earnings increased to $140 million, up 259% from $39 million in 2001. The increase was attributable to Clarica’s contribution of $102 million. Revenue for the year grew to $1.9 billion, up 98% from the 2001 level of $971 million. The increase in revenue was primarily driven by the contribution from Clarica. During the year, the Company established a reinsurance treaty for its participating policies, resulting in a reduction in renewal premiums from participating products.

     Sales of individual life and health products for the year were $116 million, up $55 million from 2001, reflecting strong sales performance by Clarica. The sales of Clarica-branded individual health products continued to be strong in 2002.

     The increased scale and synergy savings from the Clarica combination allowed the Company to continue to improve its operating margin and reduce unit costs. Operating expenses to premium ratio declined to 18% in 2002 from 21% in 2001.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	1,297	580	555
Investment Income	620	388	412
Fee Income	7	3	2

Total Revenue	1,924	971	969
Client Disbursements & Change in Actuarial Liabilities	1,289	750	715
Commissions & Other Expenses	443	194	198
Income Taxes	51	(7)	(3)
Par Policyholders’ Income (Loss)	1	(5)	11

Shareholders’ Net Income	140	39	48

New Annualized Premiums	116	61	62

Sun Life Financial Services of Canada Inc.     15

Management’s Discussion and Analysis

Sun Life Financial Canada – Retail and Other Wealth Management

Business Profile

     The Company’s Canadian Retail and Other Wealth Management operations include the Company’s individual annuity business, its subsidiary McLean Budden and its 31% owned strategic partner CI. McLean Budden is one of the premier providers of investment management services in Canada with assets under management of $22.5 billion as at December 31, 2002. CI is the fourth largest retail mutual fund company in Canada, based on long-term mutual fund assets of $25.6 billion as at December 31, 2002.

     Retail and Other Wealth Management provides a strong platform for the Company to grow its retail wealth management business in Canada. CI, which is a cornerstone of this growth platform, has an outstanding track record in investment management and offers the broadest selection of investment funds in the Canadian market. CI’s competitive advantages also include its superior operating capabilities, highly efficient back office operations and its exclusive access to the Company’s strong retail insurance distribution network.

2002 Operational Highlights

•	Achieved solid earnings of $97 million, up 116% from 2001

•	Strong accumulation annuity and payout annuity sales reflecting consumer preference for guaranteed products in volatile markets

•	Integration of Spectrum and Diversico with CI took less than five months, allowing CI to quickly realize synergy savings and sales opportunities with SLF Canada’s exclusive ICA sales force

•	CI’s mutual fund sales stabilized and showed significant signs of recovery in the second part of 2002

Financial Results

     Earnings from Retail and Other Wealth Management increased to $97 million, up $52 million or 116%, compared to 2001. The increase reflected the contribution of $44 million from Clarica, strong earnings performance in McLean Budden and CI, and expense reductions. These favourable changes were partially offset by reduced earnings resulting from the sale of Spectrum.

     Revenue for the year grew to $1.3 billion, up $489 million or 63%. The revenue growth resulted primarily from the contribution of $549 million from Clarica, and increased annuity sales, partially offset by the lost revenue related to the sale of Spectrum. Fee income decreased marginally as Clarica’s contribution largely offset the reduced fees due to the Spectrum sale.

     Total assets under management, which exclude CI’s assets, increased to $37.1 billion as at December 31, 2002, up $6.7 billion from 2001. The increased assets were attributable primarily to Clarica’s contribution of $12.4 billion, net of Diversico, partially offset by a reduction of $6.6 billion resulting from the sale of Spectrum to CI. The impact of market declines was largely offset by net sales for the year.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	519	227	285
Investment Income	506	300	338
Fee Income	239	248	257

Total Revenue	1,264	775	880
Client Disbursements & Change in Actuarial Liabilities	863	433	574
Commissions & Other Expenses	251	244	240
Income Taxes	44	35	26
Non-Controlling Interests in Net Income of Subsidiaries	9	18	16

Shareholders’ Net Income	97	45	24

Retail and Other Wealth Management
Assets Under Management
($ billions)

Sun Life Financial Services of Canada Inc.     16

Management’s Discussion and Analysis

Sun Life Financial Canada — Group Benefits

Business Profile

     The Company’s Group Benefits operations are the largest provider of group life and health insurance products in Canada. The Company has approximately 22% market share in the Canadian group benefits business based on premiums and premium equivalents. The Company provides extended health care as well as short-term and long-term disability insurance. Its group products are custom-designed and are positioned to fulfil the protection needs of employers of all sizes. The Company competes on its strength of scale, product offerings and advanced technology. The group benefit products are marketed and distributed across Canada by its experienced sales representatives in co-operation with independent brokers and benefit consultants.

     Group Benefits has provided consistent growth and earnings. It represents a significant growth area for SLF Canada. The Company intends to continue to expand its market dominance by leveraging its ability to provide integrated group benefits and group retirement services.

2002 Operational Highlights

•	Maintained high standards of customer service despite the challenges arising from the Clarica integration

•	Successfully launched online Pay-Direct drug card and expanded Internet-based services to cover health spending accounts, vision care and drug claims

•	Strong earnings of $157 million, up $76 million or 94%, including $46 million from Clarica

     In 2002, Group Benefits expanded its market dominance by leveraging its increased scale and product depth resulting from the Clarica acquisition. In the smaller and medium size market, the Company continued to increase its market share by providing custom-designed products and high quality service.

     In the large case market, the Company is well positioned to capitalize on its groundbreaking approach of providing integrated group benefits and group retirement services. This integrated approach provides seamless, one-stop solutions that significantly streamline the increasingly complex administration of group plans. It allows plan members to manage their benefit claims and retirement investments on a centralized, Internet-based platform with easy access.

Financial Results

     Group Benefits reported strong results for the year, with earnings up $76 million or 94% to $157 million relative to 2001. Excluding the contribution of $46 million from Clarica, the increase in earnings of $30 million reflected better morbidity experience and improved operating margins.

     Revenue for the year increased by $669 million, or 43%, to $2.2 billion. The strong growth in revenue was attributable to the addition of $636 million from Clarica and, in part, reflected the Company’s successful expansion in key product lines and customer segments. New business premiums increased to $130 million, up $21 million or 9% from 2001. The increase was due to Clarica’s contribution of $12 million and increased group health premiums. Fee income earned on the administrative services only business in the group health business line grew 66% in 2002 to $88 million, of which $24 million was contributed by Clarica.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	1,765	1,211	1,120
Investment Income	358	280	307
Fee Income	90	53	41

Total Revenue	2,213	1,544	1,468
Client Disbursements & Change in Actuarial Liabilities	1,629	1,176	1,119
Commissions & Other Expenses	345	226	215
Income Taxes	82	61	66

Shareholders’ Net Income	157	81	68

Sales — Group Life and Health	130	109	141

Sun Life Financial Services of Canada Inc.     17

Management’s Discussion and Analysis

Sun Life Financial Canada — Group Retirement Services

Business Profile

     The Company’s Group Retirement Services (“GRS”) business unit is the largest provider in Canada of group retirement products and services, including defined contribution plans, defined benefit plans, and group savings and annuities. With its strength in product offerings, customer services and infrastructure capabilities, the Company is well equipped to meet the complex plan and service requirements of medium to large corporations and associations, and to provide cost effective solutions for smaller markets. The Company had approximately 29% market share in Canada based on assets under management, and its group products covered approximately 805,000 plan members at the end of 2002. The Company’s products are marketed and distributed through both its in-house sales force and pension consultants.

     GRS represents a key part of the Company’s wealth management growth platform in Canada. GRS’ significant scale allows it to make effective use of technology and to price competitively without compromising operating margins.

2002 Operational Highlights

•	Achieved record sales of $1.2 billion, the highest in the industry

•	Signed up a number of significant new clients for the integrated group retirement and group benefits services

•	Earnings up $19 million, or 50%, including contribution of $15 million from Clarica

Financial Results

     GRS increased its focus on sales, business retention and cost controls in light of difficult investment market conditions in 2002. The excellent performance in these areas contributed to strong financial results in GRS. Earnings for the year were $57 million, up $19 million or 50%. Without the contribution of $15 million from Clarica, the increase would have been $4 million, or 11%, compared to 2001. Fee-based business reported strong earnings as a result of the continuing shift in pricing to member-based fees. In addition, fixed-income products such as payout annuities benefited from higher spreads between the earned rate on the Company’s investments and credited rates for policyholders.

     Revenue increased by $332 million, or 62%, to $871 million, due to the contribution of $322 million from Clarica. The increased fee income of $10 million, before Clarica’s contribution of $45 million, reflected the impact of the Company’s client specific pricing actions and continuing shift to fee-based services.

Gross Sales — GRS
($ millions)

     GRS generated impressive sales of $1.2 billion in 2002, including contracts from several major Canadian corporations and institutions.

     Assets under management increased by $11.5 billion, or 96%, to $23.3 billion as at December 31, 2002. The acquisition of Clarica almost doubled GRS’ assets under management.

     GRS provided services to approximately 6,100 Canadian companies in 2002, with 805,000 plan members as at December 31, 2002. The number of plan members increased by 480,000, or 148%, compared to 325,000 as at December 31, 2001. The significant change in 2002 reflected, in large part, the impact of Clarica, which was already one of the leading players in the group retirement services market prior to its acquisition.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	335	218	280
Investment Income	435	275	298
Fee Income	101	46	42

Total Revenue	871	539	620
Client Disbursements & Change in Actuarial Liabilities	668	415	475
Commissions & Other Expenses	115	57	57
Income Taxes	31	29	43

Shareholders’ Net Income	57	38	45

Selected Financial Information
AUM (billions)	23.3	11.9	12.1
Number of Plan
Members (000’s)	805	325	314

Sun Life Financial Services of Canada Inc.     18

Management’s Discussion and Analysis

Sun Life Financial Canada — Reinsurance

Business Profile

     The Company’s Canadian Reinsurance operations provide customized reinsurance solutions, with a primary focus on the life retrocession business in North America. The Company is a market leader in North America with 27% market share based on life retrocession in force. The Company’s leadership position in life retrocession reflects its strong expertise in pricing and mortality risk management as well as its high credit rating. The Company’s reinsurance business represents an important franchise and contributes solid earnings. The Company intends to selectively pursue growth opportunities in the core life retrocession business in North America and Europe.

2002 Operational Highlights

•	Maintained strong earnings and revenue performance following the closing of the Clarica transaction

•	Life retrocession in-force grew by 6% to $183 billion from $172 billion as at the closing of the Clarica acquisition

•	Strengthened international structure and capabilities through the creation of a new Barbados branch operation and the continued development of its reinsurance subsidiary in Ireland

Financial Results

     SLF Canada’s reinsurance business was acquired as part of the Clarica transaction. For the seven months in 2002 as part of the Sun Life Financial organization, Reinsurance reported strong earnings of $32 million. This solid performance was a result of effective product design and pricing, as well as expense control. Reinsurance embarked on a number of initiatives that strengthened its business focus and solidified its leadership position in an increasingly challenging business environment.

     Revenue was $258 million from seven months of operations in 2002. Sales of in-force insurance for the year were $16 billion, representing a strong performance in light of a continued soft reinsurance market in 2002.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	229	—	—
Investment Income	26	—	—
Fee Income	3	—	—

Total Revenue	258	—	—
Client Disbursements & Change in Actuarial Liabilities	176	—	—
Commissions & Other Expenses	40	—	—
Income Taxes	10	—	—

Shareholders’ Net Income	32	—	—

Business In-Force (billions)	183

Sun Life Financial Canada — Investment Portfolio & Other

Business Profile

     The Company’s Canadian Investment Portfolio & Other operations include investment income and expenses not directly attributable to the Canadian strategic business units.

Financial Results

     For the year ended December 31, 2002, Canadian Investment Portfolio & Other reported earnings of $30 million, compared to earnings of $9 million in 2001. The increased earnings of $21 million were primarily attributable to interest on a tax refund, a reduction in tax expenses from the resolution of past issues with the tax authorities and provisions for a legal settlement in 2001. These favourable items were partially offset by increased net loan loss provisions.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	—	—	—
Investment Income	29	24	8
Fee Income	4	2	1

Total Revenue	33	26	9
Client Disbursements & Change in Actuarial Liabilities	—	26	—
Commissions & Other Expenses	25	3	11
Income Taxes	(27)	(12)	(1)
Non-Controlling Interests in Net Income of Subsidiaries	5	—	—

Shareholders’ Net Income (Loss)	30	9	(1)

Sun Life Financial Services of Canada Inc.     19

Management’s Discussion and Analysis

Sun Life Financial United States

Business Profile

     SLF U.S. concentrates on individual annuity products, high-end and emerging affluent segments of the individual insurance market, and high-growth group business lines. The Company, through its Retirement Product and Services business unit, offers innovative and enhanced fixed and variable annuities in the United States. The Company participates primarily in two insurance businesses: (i) individual life, including fixed and variable universal life, corporate and bank owned life insurance, and (ii) group life and health insurance including life insurance, short- and long-term disability benefits and medical stop-loss plans.

Strategy

•	Grow and become a top 10 player in selected protection and wealth management markets

•	Leverage product innovation strength and operational excellence

•	Build world-class wholesale distribution capabilities

•	Strengthen operational capabilities and information infrastructure

2002 Highlights

•	Keyport fully integrated with savings run rate exceeding the target of $50 million

•	Earnings of $208 million from Keyport exceeding 2002 target set at its acquisition

•	Strong earnings growth of 20% and 11% in group business and individual life, respectively

•	Decisive risk management actions significantly reduced market exposures of variable annuities

Priorities for 2003

•	Achieve earnings growth through revenue growth and operational efficiency

•	Continue to optimize capital structure

•	Grow market share by expanding and strengthening distribution capabilities

•	Achieve greater scale in core businesses

Consolidated Financial Results

     For the year ended December 31, 2002, SLF U.S. reported strong earnings of $374 million, up $152 million or 69% relative to the 2001 level of $222 million. This increase reflected solid contribution from the Keyport acquisition and strong growth momentum in individual and group insurance businesses. These contributions were partially offset by increased bond provisions in SLF U.S. Keyport reported earnings of $208 million before financing costs in 2002, exceeding the management target set at the time of its acquisition. Keyport, acquired on October 31, 2001, contributed $27 million to the Company’s earnings in 2001.

     Revenue for the year was $11.9 billion, up $4.1 billion or 52% from $7.8 billion in 2001. The increase was largely driven by the addition of Keyport and strong premium growth in both the individual and group insurance businesses. These contributions were partially offset by decreased sales of dollar cost averaging annuity products primarily resulting from weak U.S. equity market performance.

     ROE decreased to 7.3% from the 2001 level of 11.8%. The decrease reflected the full-year impact of increased capital usage associated with the Keyport acquisition and higher capital requirements for the Company’s variable annuity business due to equity market declines.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	9,165	5,821	5,502
Investment Income	2,069	1,505	1,238
Fee Income	643	485	419

Total Revenue	11,877	7,811	7,159
Client Disbursements & Change in Actuarial Liabilities	9,838	6,470	5,834
Commissions & Other Expenses	1,641	1,090	1,069
Income Taxes	38	25	28
Par Policyholders’ Income	(2)	4	(1)
Loss (Income) from Discontinued Operations	(12)	—	—

Shareholders’ Net Income	374	222	229

Selected Financial Information
Return on Equity	7.3%	11.8%	20.1%
Total AUM (billions)	83.3	78.5	47.3
Capital Employed
Debt	1,749	1,643	473
Equity	5,411	4,543	1,312

Total	7,160	6,186	1,785
Goodwill	2,010	1,952	—

Sun Life Financial Services of Canada Inc.     20

Management’s Discussion and Analysis

Sun Life Financial United States — Retirement Products and Services

Business Profile

     The Company’s Retirement Products and Services (“RPS”) is a major provider of individual annuity products in the U.S. market. RPS offers a full annuity product suite supported by its product development strength, broad distribution capabilities, strong operating efficiency, and effective investment and risk management.

     RPS represents an integral part of the Company’s growth platform in the U.S. and is well positioned to compete in a consolidating environment in the U.S. annuity market.

2002 Operational Highlights

•	Sun Life Financial and Keyport, as a combined carrier, were rated by Operations Managers Roundtable in the top grouping of annuity writers

•	Combined the annuity distribution operations of RPS and MFS to increase scale and leverage the recognition of both the MFS and Sun Life Financial brands

•	Merged the Company’s subsidiaries Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company to streamline its operating structure in the U.S.

Financial Results

     The Company, like other variable annuity providers in the U.S., experienced further pressures from a continuing sluggish economy and increased market volatility in 2002. The decline in the equity markets resulted in, among other things, lower fee income and higher provisions for annuity products with a guaranteed minimum death benefits feature. In spite of these adverse factors, earnings from RPS increased to $269 million, up $205 million or 320% from $64 million in 2001. This excellent performance provided tangible evidence of the critical importance of the Keyport acquisition to the Company’s earnings diversification strategy. Keyport’s earnings increased by $181 million, reflecting its full year contribution in 2002. The solid performance of Keyport, which operates principally in the fixed annuity market, compensated for the slowdown in the growth momentum of the Company’s variable annuity business, which is sensitive to market performance.

     The Company established a S&P 500 Index based hedge program in 2001. This program hedges against increases in actuarial liabilities that would arise from declines in the equity market. The Company has also entered into reinsurance arrangements for a portion of its variable annuity block of business that include the guaranteed minimum death benefits feature. The reinsurance arrangements mitigate increasing death claims arising from the impact that market declines would have on guaranteed minimum death benefits requirements. The S&P 500 Index hedge and the reinsurance arrangements were effective in substantially mitigating the earnings impact that market declines had on these exposures.

     Revenue for the year increased to $8.2 billion, up 77% from $4.7 billion in 2001. This significant growth was primarily due to the full year contribution of Keyport. Annuity sales were largely flat, as increased fixed annuity sales offset lower variable annuity sales. The increase in fixed annuity sales reflected the full-year impact of Keyport’s contribution. On the variable annuity side, the decreased sales were consistent with industry experience. The Company refrained from selling annuity products with certain guaranteed features due to a lack of acceptable risk mitigants for these products.

     Assets under management were $62.1 billion as at December 31, 2002 compared to $65.1 billion as at December 31, 2001. The decrease of $3.0 billion reflected the impact of market declines on the Company’s variable annuity assets.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	6,297	3,525	3,523
Investment Income	1,446	714	474
Fee Income	505	433	409

Total Revenue	8,248	4,672	4,406
Client Disbursements & Change in Actuarial Liabilities	7,069	4,146	3,822
Commissions & Other Expenses	836	451	497
Income Taxes	74	11	14

Shareholders’ Net Income	269	64	73

Selected Financial Information
Gross Sales — Annuity
Variable Annuities	3,986	4,554	6,501
Fixed Annuities	2,653	353	—
Indexed Annuities	521	82	—

Total	7,160	4,989	6,501
Total AUM (billions)	62.1	65.1	36.2

Sun Life Financial Services of Canada Inc.     21

Management’s Discussion and Analysis

Sun Life Financial United States — Individual Life

Business Profile

     The Company’s U.S. Individual Life operations are positioned to attract and service high net worth individuals in the U.S. market. Individual Life ranked #2 in policy size in universal life products in 2002. The Company focuses on competitively priced, high-quality products including universal life, variable universal life, bank-owned life insurance (“BOLI”), private placement variable universal life and corporate-owned life insurance (“COLI”) universal life and variable universal life. The Company’s core distribution channels, consisting principally of general agents and third party intermediaries, provide strong access to its target customers.

     Individual Life represents a core franchise of the Company’s business platform in the U.S., providing a reliable stream of strong earnings. To maintain its earnings strength, this business unit competes aggressively in the high growth estate protection and wealth transfer segments, and the COLI and BOLI markets.

2002 Operational Highlights

•	Strong earnings and effective capital management resulted in excellent returns

•	Achieved strong top-line growth with total sales up 51% relative to 2001

•	Launched a new family of universal life products designed to suit the needs of high-net worth individuals

Financial Results

     Individual Life in the U.S. continued to deliver strong performance in 2002. Earnings increased to $118 million, up $12 million or 11% from 2001. The increase largely reflected the growth of in-force business driven by continued sales of profitable products, partially offset by worse mortality experience relative to 2001. Management continued to focus on profitability improvement through pricing and margin improvement. The operating expense to insurance premium ratio in 2002 decreased to 6% from the 2001 level of 9%.

     Revenue for the year grew to $2.7 billion, up $457 million or 21%. This increase, along with the 51% increase in total sales, is primarily the result of strong sales momentum in offshore products and U.S. issued universal life products, as well as increased sales in COLI products.

     During 2002, Individual Life began to expand its core product wholesale distribution, with wholesalers increasing from 6 in 2001 to 14 at the end of the year. In addition, it extended its BOLI focus to the mid-size case market.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	1,943	1,502	1,347
Investment Income	701	693	628
Fee Income	19	11	6

Total Revenue	2,663	2,206	1,981
Client Disbursements & Change in Actuarial Liabilities	2,066	1,705	1,512
Commissions & Other Expenses	435	354	338
Income Taxes	46	37	57
Par Policyholders’ Income (Loss)	(2)	4	(1)

Shareholders’ Net Income	118	106	75

Gross Sales
Non-BOLI	270	130	140
BOLI	137	139	127
Premiums and Deposits	3,404	2,112	2,668

Growth in U.S. Individual Life
($ millions)

Sun Life Financial Services of Canada Inc.     22

Management’s Discussion and Analysis

Sun Life Financial United States — Group Life and Health

Business Profile

     The Company’s U.S. Group Life and Health operations provide value-added products and services to meet the group benefit needs of primarily small to medium-sized companies. Group Life and Health leverages its strong distribution capabilities to market group life, disability and medical stop-loss products throughout the United States. With strong underwriting expertise and distribution capabilities, the Company is a leading provider of stop-loss products, ranking #3 based on sales in 2002. The Company’s group insurance products are marketed and distributed by its sales representatives in its 20 regional sales office in the Unites States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

     Group Life and Health has provided consistent growth and earnings. It represents a core growth area for the Company in the U.S. marketplace.

2002 Operational Highlights

•	Achieved excellent revenue growth of 16% and earnings growth of 20%

•	Aggressively pursued product repricing and market share growth in the stop-loss business

•	Continued to build strong distribution presence in all markets

Financial Results

     The growth momentum in the Company’s Group Life and Health in the U.S. remained strong in 2002. Management continued to take a disciplined approach to renewal underwriting. Most products, particularly stop-loss, were priced to meet or exceed target hurdle rates.

     Earnings increased to $49 million, up $8 million or 20%, compared to 2001. The increase was primarily driven by favourable claims experience in group health, improved pricing in stop-loss products and continued margin improvement. The operating expense to insurance premium ratio in 2002 decreased to 13% from 14% in 2001.

     Revenue for the year grew to $1.0 billion, up $137 million or 16%. The increase was primarily driven by increased health premiums resulting from better pricing and additional new business.

     In 2002, Group Life and Health continued to pursue growth opportunities in the group life business with added focus on expanding its presence in the segment of national accounts which include employers with up to 10,000 lives. The growth in group life was supported by the Company’s investments in servicing infrastructure and expansion of sales force. On the stop-loss front, the Company continued to expand its relationships with preferred partners to strengthen its distribution capabilities.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	925	794	632
Investment Income	80	75	64
Fee Income	3	2	3

Total Revenue	1,008	871	699
Client Disbursements & Change in Actuarial Liabilities	699	616	491
Commissions & Other Expenses	241	200	169
Income Taxes	19	14	14

Shareholders’ Net Income	49	41	25

Growth in U.S. Group Life and Health
($ millions)

Sun Life Financial Services of Canada Inc.     23

Management’s Discussion and Analysis

Sun Life Financial United States — Investment Portfolio & Other

Business Profile

     The Company’s U.S. Investment Portfolio & Other operations include investment income and expenses not directly attributable to the U.S. core business units as well as IFMG and other distribution subsidiaries in the U.S. IFMG is a premier distributor of insurance and investment products to retail customers through banks in the U.S.

2002 Operational Highlights

•	IFMG retained the #1 ranking in sales of third-party annuities through the bank distribution channel

•	Total sales in IFMG reached $14.2 billion, including proprietary sales of $3.2 billion

Financial Results

     For the year ended December 31, 2002, U.S. Investment Portfolio & Other had a loss of $62 million, compared to the earnings of $11 million in 2001. The unfavourable change of $73 million was primarily attributable to significant bond provisions taken in 2002 primarily related to the U.S. telecommunication, airline and energy sectors. These provisions reduced earnings by $57 million, which was relatively moderate given the magnitude of the overall credit defaults experienced by the U.S. corporate debt market during 2002. The reduction in earnings was also attributable to lower investment income resulting from a decrease in invested assets that are held in this unit. These decreases were partially offset by the contribution of $12 million from Clarica U.S., which was classified as discontinued operations in 2002, and increased tax recoveries due to the resolution of past issues with the tax authorities in the United States.

     Revenue for the year decreased by $104 million, reflecting reduced investment income partially offset by higher fee income. Lower investment income was primarily caused by bond provisions taken during the year and unfavourable spread between investment returns and credited rates on invested assets managed for other SLF U.S. business units. The increase in fee income was largely due to the full year impact of sales in IFMG.

     IFMG, acquired together with Keyport in October 2001, reported strong sales in 2002 in spite of volatile stock markets and weak consumer confidence. Total sales reached $14.2 billion, reflecting its continued aggressive expansion through the hiring of experienced sales representatives and addition of key bank partners.

     The proprietary sales at IFMG, which represent the sales of products from its parent and affiliated companies, rose to $3.2 billion. In 2002, the Company intensified its efforts to leverage IFMG’s strength in the bank channel to market the Company’s variable and fixed annuity products and MFS mutual funds. IFMG also started distributing the Company’s life insurance products.

Summary Statement of Operations

($ millions)	2002	2001	2000

Premiums	—	—	—
Investment Income	(158)	23	72
Fee Income	116	39	1

Total Revenue	(42)	62	73
Client Disbursements & Change in Actuarial Liabilities	4	3	9
Commissions & Other Expenses	129	85	65
Income Taxes	(101)	(37)	(57)
Loss (Income) from Discontinued Operations	(12)	—	—

Shareholders’ Net Income (Loss)	(62)	11	56

IFMG — Sales
($ billions)

Sun Life Financial Services of Canada Inc.     24

Management’s Discussion and Analysis

MFS Investment Management

Business Profile

     MFS is a significant U.S. based mutual fund and investment management company, offering investment products and services in the U.S. and other global markets to both retail and institutional investors. MFS manages mutual funds, variable annuity products, pension funds and other institutional funds. It also provides mutual fund and variable annuity distribution services. As at December 31, 2002, the Company’s equity interest in MFS was 91.7%. The remaining 8.3% was owned by MFS’ employees.

     MFS’ objective is to become a premier global asset manager that generates stable earnings through product and market diversification.

Strategies

•	Leverage superior long-term investment performance built on the strength of investment research

•	Broaden business platform to include added focus on institutional and international products

•	Solidify preferred access to the wholesale distribution channel

•	Continue to strengthen efficient operating infrastructure

2002 Highlights

•	Positive net sales of $5.1 billion in a very difficult market, reflecting strong sales momentum in institutional products

•	Realigned cost structure to mitigate earnings risks from significant equity market declines

•	Strong showings in the Lipper and Morningstar performance rankings of U.S. retail mutual funds

•	Ranked as one of the 100 best companies to work for in the U.S. for the fourth consecutive year by Fortune Magazine

Priorities for 2003

•	Continue to focus on asset retention

•	Grow institutional and international businesses

•	Continue investing in new products and distribution channels for future growth

Financial Results

     In 2002, global equity markets continued to languish as the pessimism about a quick economic recovery persisted. The S&P 500 Index averaged 994 in 2002, a decline of 17% from the 2001 average level of 1,194. Falling market valuations exerted significant earnings pressures on asset managers such as MFS, as their asset bases continued to decline. Assets under management at MFS decreased to $179.4 billion as at December 31, 2002, down 19% from the 2001 level of $220.2 billion. This decrease was in line with overall market declines in 2002. Despite severe market conditions, MFS contributed $174 million in earnings in 2002. This solid earnings performance reflected MFS’ success in leveraging its core investment management capabilities to diversify its product platform, and improvements in its operating efficiency.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Investment Income	9	16	19
Fee Income	1,970	2,257	2,363

Total Revenue	1,979	2,273	2,382
Commissions & Other Expenses	1,673	1,856	1,899
Income Taxes	109	144	176
Non-Controlling Interests in Net Income of Subsidiaries	23	42	51

Shareholders’ Net Income	174	231	256
Selected Financial Information
Return on Equity	46.2%	63.0%	87.0%
Sales (billions)
Gross	56.3	67.3	67.6
Net	5.1	26.4	31.6
Total AUM (billions)	179.4	220.2	222.8
Average Net Assets (billions)	192.8	214.7	220.2
Capital Employed
Debt	158	159	150
Equity	316	440	270

Total	474	599	420

Sun Life Financial Services of Canada Inc.     25

Management’s Discussion and Analysis

     On the sales front, MFS achieved net sales of $5.1 billion in 2002, which partially alleviated the severity of market value declines on assets under management. MFS reported impressive net sales of $6.9 billion and $1.3 billion in institutional and international products respectively, reflecting its increasingly strong presence in these markets. These net sales were partially offset by weakness in domestic mutual funds and annuity products which had net outflows of $1.4 billion and $1.7 billion, respectively.

Institutional Funds Assets Under Management*
($ billions)

     On the operational front, MFS implemented further cost containment measures to realign its cost structure with its reduced revenue base. The total number of employees in MFS decreased to 2,521 at the end of 2002, down 9% relative to a year ago. Excluding the one-time charge of $10 million related to MFS’ cost containment measures implemented in 2002, operating expenses decreased by $96 million or 9% compared to 2001. MFS returned to the top spot in Overall Operations Support with a #1 ranking in DALBAR’s most recent annual evaluation of Servicing within the U.S. mutual fund industry. MFS also placed 2nd in Overall Marketing Support.

     Consistent with market declines, MFS’ earnings in 2002 decreased by $57 million, or 25%, compared to 2001. Fee income, primarily driven by asset level, was down $287 million, or 13% as average net assets declined by 10% to $192.8 billion in 2002. ROE for the year decreased to 46.2% from 63.0% in 2001, reflecting the lower earnings.

     During 2002, MFS continued to strengthen its competitive position in a challenging market environment. It reinforced the distinctive, broad-ranged investment style of its mutual funds to meet investors’ increasingly sophisticated needs for asset allocation and diversification. On the strength of its proven research-driven investment model, MFS maintained its strong relative investment performance.

     As at December 31, 2002, MFS had 18 mutual funds with overall Morningstar ratings of 4 or 5 stars, representing 46% of MFS’ domestic retail mutual fund assets. In the Lipper survey, 77% of the total number of MFS equity and fixed income funds ranked by Lipper achieved either the first or second quartile performance for the 1-year period. Results for 3-, 5- and 10-year periods were equally impressive, with 81%, 73% and 78% achieving the top two-quartile rankings.

Percent of the Number of Equity and
Fixed Income Funds Ranked in the Top Half
(as of December 31, 2002)

     Based on long-term open-end mutual fund assets, MFS retained its top 10 position among mutual fund companies in the United States. As at December 31, 2002, MFS had total open-end mutual fund assets of $104.0 billion, of which $100.5 billion were long-term mutual funds.

Sun Life Financial Services of Canada Inc.     26

Management’s Discussion and Analysis

Sun Life Financial United Kingdom

Business Profile

     SLF U.K. manages a large block of in-force individual annuity and insurance policies. In March 2001, the Company stopped offering individual annuity and insurance products to new customers. The U.K. in-force individual policies now constitute a run-off block of business.

Strategies

•	Realize the underlying value of in-force individual businesses
•	Maximize return on equity by effective capital management
•	Minimize operational risks and regulatory exposures

2002 Highlights

•	Maintained strong earnings performance, contributing $190 million to the Company
•	ROE increased to 21.9% from 15.8% in 2001
•	Outsourced the administration of in-force individual businesses to reduce risk

Priorities for 2003

•	Further reduce the administration costs of in-force business
•	Enhance capital efficiency by deploying excess capital to core markets outside the U.K.
•	Complete sale of U.K. group business

Financial Results

     For the year ended December 31, 2002, SLF U.K. contributed $190 million to the Company’s earnings, $10 million more than the $180 million contributed in 2001. The results for 2001 included the earnings of $28 million and the revenue of $241 million from Sun Bank plc and SLC Asset Management Limited, both of which were sold in late 2001. Adjusted for the lost earnings from these businesses, the earnings of SLF U.K. increased by $38 million or 25% compared to 2001. This earnings improvement was largely attributable to decreased operating costs resulting from the Company’s actions to reposition its U.K. business profile, better health claims experience, and a reduction in tax expenses due to the recognition and utilization of capital losses and the resolution of past issues with the tax authorities. These favourable changes were partially offset by the adverse impact of equity market declines, unfavourable mortality experience and reserve strengthening.

     The strong earnings performance continued to underscore the success of the Company’s strategic shift, implemented in 2001, to focus on realizing the value of the Company’s U.K. in-force individual annuity and insurance businesses. The Company’s decision to exit the direct sales force business eliminated new business acquisition costs and significantly lowered operation costs.

     Revenue declined by $239 million or 12% compared to 2001, primarily due to the sales of the U.K. assets and the absence of new sales in individual annuity and insurance products. ROE increased to 21.9% from 15.8% in 2001, primarily reflecting the strong earnings performance and lower average equity employed in 2002.

     Equity capital increased to $1.0 billion, up $125 million compared to 2001. The increase was due to earnings contribution of $190 million and currency translation impact of $80 million resulting from the appreciation of the British pound sterling relative to the Canadian dollar. These contributions were partially offset by the redeployment of equity capital of $145 million from SLF U.K. to other business units of the Company.

     Earnings from the U.K. group business were $40 million, up 43% compared to $28 million in 2001. The strong earnings performance was attributable to improved claim experience. As described on page 3, the Company announced the agreement to sell its U.K. group business. The transaction is expected to close in the first quarter of 2003.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	990	967	1,069
Investment Income	730	934	968
Fee Income	108	166	223

Total Revenue	1,828	2,067	2,260
Client Disbursements & Change in Actuarial Liabilities	1,426	1,499	1,677
Commissions & Other Expenses	230	395	440
Income Taxes	(18)	(7)	24

Shareholders’ Net Income	190	180	119

Selected Financial Information
Return on Equity	21.9%	15.8%	11.1%
Total AUM (billions)	19.8	20.3	29.7
Capital Employed
Debt	380	347	336
Equity	1,020	895	1,102

Total	1,400	1,242	1,438

Sun Life Financial Services of Canada Inc.     27

Management’s Discussion and Analysis

Sun Life Financial Asia

Business Profile

     SLF Asia provides individual insurance in the Philippines, Hong Kong, India, China and Indonesia, and group insurance in the Philippines and India, and wealth management in India and the Philippines.

Strategies

•	Build SLF Asia into a significant long-term revenue and earnings growth engine
•	Expand in core markets by leveraging the Company’s expertise in high return protection products and wealth management products and services
•	Support growth by building critical mass, expanding product offerings, broadening distribution channels and strengthening operating infrastructure

2002 Highlights

•	Launched life insurance joint venture operations in China, with sales of over $5 million in the first eight months of operations
•	Insurance sales up 40% over 2001 in the region, over 600% in India and 91% in Hong Kong
•	Another year of strong earnings of $41 million from the Philippines operations

Priorities for 2003

•	Maintain sales growth momentum
•	Grow unit-linked products
•	Develop and expand bancassurance channels
•	Strengthen customer service capabilities
•	Further improve the profitability of traditional insurance products

Financial Results

     For the year ended December 31, 2002, SLF Asia reported $24 million in shareholders’ net income, up $4 million or 20% from 2001. This increase primarily reflected the reduced unit costs in its insurance operations in the Philippines and Hong Kong. The Company’s Philippines operations had another year of solid earnings, contributing $41 million relative to $40 million in 2001. The earnings from the Philippines operations continued to serve as the principal source of funding for the Company’s growth in other Asian markets.

     Revenue increased to $661 million, up $197 million or 42% from 2001, reflecting strong overall sales in Hong Kong, increased single premium business in the Philippines and Hong Kong, and improved investment performance. SLF Asia’s ROE for 2002 increased to 4.8% from 4.2% in 2001, due to improved earnings. The ROE level in 2002 reflected the impact of the Company’s continuing investments in the region in pursuit of longer term returns.

Summary Statement of Operations

($ millions, except as noted)	2002	2001	2000

Premiums	504	325	296
Investment Income	155	136	117
Fee Income	2	3	—

Total Revenue	661	464	413
Client Disbursements & Change in Actuarial Liabilities	450	280	232
Commissions & Other Expenses	176	159	142
Income Taxes	11	5	12

Shareholders’ Net Income	24	20	27

Selected Financial Information
Return on Equity	4.8%	4.2%	6.7%
Gross Sales
Individual Life	92	66	59
Total AUM (billions)	2.2	1.9	1.5
Capital Employed
Debt	—	—	—
Equity	519	514	401

Total	519	514	401

Sun Life Financial Services of Canada Inc.     28

Management’s Discussion and Analysis

The Philippines

     In the Philippines, the Company continued to solidify its strong market position by broadening product portfolios and enhancing customer services in 2002. The Philippines operations, which accounted for 47% of the Company’s total insurance premiums in Asia, maintained its growth momentum in 2002 with total premiums up 31% relative to 2001.

Growth in Philippines Operations Insurance Premiums
($ millions)

     The Company’s mutual fund operation in the Philippines continued to perform strongly. Mutual fund assets were $79 million as at December 31, 2002, up 276% compared to the 2001 level. The Philippines operations continued to strengthen its business platform to meet product needs in the retirement and education areas and became a top 10 provider of these pre-need services in the Philippines in 2002.

Hong Kong

     In Hong Kong, the Company continued to focus on the bancassurance distribution channel. Sales through this channel have been growing strongly since it was established in 2001. Bancassurance sales increased to $19 million, up 560% relative to 2001. The bancassurance channel accounted for 47% of total sales in 2002 compared to 18% in 2001.

Growth in Hong Kong Operations Insurance Premiums
($ millions)

     The Company continued to strengthen its product offerings by focusing on unit-linked insurance products such as variable universal life and by enhancing traditional insurance products. The Company introduced unit-linked products in 2001 and has since grown its market share rapidly, capturing a top five position in the unit-linked product market based on sales in 2002. Unit-linked products accounted for 38% of sales in 2002, compared to 4% in 2001.

India

     The Company’s India life insurance joint venture, Birla Sun Life Insurance Company Limited, continued to grow strongly by launching innovative, customer-focused products and expanding distribution capabilities in individual insurance, group insurance and savings. Sales in 2002 increased by 674% over 2001. By focusing on unit-linked life products, the Company achieved the highest average policy premium sales in the market. As at December 31, 2002, Birla Sun Life Insurance Company Limited had a direct sales force of 3,740 agents with sales offices in 16 cities and alternate channels with 75 corporate agents. While the direct sales force served as a principal distribution channel, alternate channels were also significant contributors, generating approximately 28% of total sales in 2002.

     Despite lingering uncertainty of global equity markets, the Company’s India asset management joint venture, Birla Sun Life Asset Management Company Limited, maintained its asset and customer base and is currently the fourth largest private mutual fund in India, measured by long-term mutual fund assets. During the year, major initiatives were launched to enhance its operating infrastructure and to increase its brand awareness. As at December 31, 2002, it had $1.9 billion in assets under management and approximately 346,000 investor accounts.

China

     The Company launched life insurance operations in the municipality of Tianjin in April 2002 through its China joint venture, Sun Life Everbright Life Insurance Company Limited. This joint venture has since been growing rapidly. It launched a highly competitive product portfolio consisting of life, critical illness, education saving products and unit-linked products, all of which were well received in the market. By the end of 2002, it had a sales force of 1,600 agents. The sales in the first eight months of its operations in 2002 were over $5 million, an excellent result in comparison with other insurance joint ventures that recently started operating in China.

Indonesia

     The Company’s operations in Indonesia were repositioned in 2002, and major initiatives were launched to improve its infrastructure. A unit-linked product was launched in September and is becoming a major contributor to sales growth.

Sun Life Financial Services of Canada Inc.     29

Management’s Discussion and Analysis

Corporate Capital

Business Profile

     Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company’s operating units. This reporting unit also includes the results of the Company’s 32% equity investment in Administradora de Fondos de Pensiones Cuprum, S.A. (“Cuprum”), one of the leading pension fund administrators in Chile. It also includes the Company’s accident and health reinsurance line, which is a closed block of business in run-off mode.

2002 Highlights

•	Issued $800 million of subordinated debt and $200 million of SLEECS
•	Further optimized the Company’s overall capital structure through tax efficient capital management

Priorities for 2003

•	Achieve targeted synergy savings from the Clarica integration at the corporate office level
•	Continue to develop, evaluate and execute value creation opportunities

Financial Results

     For the year ended December 31, 2002, Corporate Capital reported a loss of $277 million compared to earnings of $17 million in 2001. The 2002 results were affected by certain significant items including after-tax costs of $217 million arising from the acquisition of Clarica, an after-tax charge of $150 million in the Company’s run-off block of accident and health reinsurance business, the after-tax loss of $48 million on the disposition of Clarica U.S., and the after-tax gain of $173 million on the sale of Spectrum. Excluding the impact of these events, the loss for 2002 would have been $35 million. The unfavourable change of $52 million relative to 2001 was primarily caused by the cost of $21 million recognized for employee stock options and reduced net investment income due to lower average capital employed relative to 2001.

     Equity increased by $699 million from the $121 million as at December 31, 2001, primarily reflecting the transfer of excess capital from operating units to Corporate Capital during the year.

     Cuprum had total assets under management of $8.6 billion as at December 31, 2002, compared to $8.8 billion as at December 31, 2001. The Company’s investment in Cuprum contributed $12 million in earnings in 2002, compared to $15 million before goodwill amortization of $5 million in 2001. The decrease in earnings primarily reflected the unfavourable impact of the depreciation of Chilean currency relative to Canadian dollars.

Summary Statement of Operations*

($ millions, except as noted)	2002	2001	2000

Premiums	71	88	282
Investment Income	500	444	277
Fee Income	(4)	1	1

Total Revenue	567	533	560
Client Disbursements & Change in Actuarial Liabilities	500	134	276
Commissions & Other Expenses	483	341	292
Income Taxes	(233)	33	15
Non-controlling Interests in Net Income of Subsidiaries	46	8	—
Loss (Income) from Discontinued Operations	48	—	—

Shareholders’ Net Income (Loss)	(277)	17	(23)

Selected Financial Information
Return on Equity	N/A	0.9%	N/A
Total AUM (billions)	4.0	2.4	3.5
Capital Employed
Debt	198	106	263
Equity	820	121	1,796

Total	1,018	227	2,059

*	Excluding consolidation adjustments of activities between segments.

Sun Life Financial Services of Canada Inc.     30

Management’s Discussion and Analysis

Risk Management

     The Board of Directors has appointed a standing committee, the Risk Review Committee, which is dedicated to the oversight of risk management within the Company. No member of this committee is an employee of the Company. The committee’s key duties include responsibility for: (i) ensuring that the major areas of risk of the business activities of the Company are identified and reviewed by management, and (ii) approving, and reviewing compliance with, the policies and programs implemented by the Company for the management and control of risk.

     The Company has developed an enterprise-wide risk management framework to augment risk management within major operating areas and business units. The framework is designed to:

•	improve the ability of senior management to identify and manage business risks across the organization; and
•	enhance the Company’s ability to achieve consistent risk management in all business units.

     The framework includes:

•	the appointment of a chief risk officer, and the establishment of a network of risk teams and committees reporting to an Executive Risk Committee that meets monthly;
•	the development and maintenance of risk policies;
•	the formulation of risk tolerance limits;
•	the measurement of and exception reporting against risk policies and tolerance limits; and
•	the development and periodic reporting of the Company’s aggregate risk profile to management and the Board of Directors.

Risk Policies

     The Company has established risk policies that set out the risks that the Company is prepared to undertake, and the types of control and monitoring programs that are required to be in place. These risk policies are reviewed and approved by the Risk Review Committee at least annually. Management reports at least annually, in writing, on compliance with such policies to the Risk Review Committee.

Risk Identification

     The Company has a formal risk identification program in which management for each business group identifies the most important current key risks which may impact upon the business, the appropriateness of such risks, early warning indicators in place, and risk control programs and the individuals accountable for them. The results of such reporting are taken into consideration in establishing risk plans, and at least annually an aggregate risk profile is developed from such analyses and reported to the Risk Review Committee.

Market Risk Tolerance and Earnings at Risk

     The Company has established market risk tolerance limits that set out the maximum income sensitivity of business groups to changes in interest rates, equities, and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

     To complement the above, the Company has also developed an Earnings-at-Risk measurement model that provides to management and the Risk Review Committee an analysis of capital market risks, at a 95th percentile level, of the maximum deviation of earnings by major businesses based on a one-year forward projection of income. The Earnings-at-Risk model is also able to project the complete deviation of earnings distribution to further assist in risk management activities.

     The following table sets out the sensitivity of the Company’s earnings to changes in current long-term interest rates and equity markets. These amounts are estimated assuming limited management actions were taken to mitigate the impact of these changes.

Sensitivities of Earnings

Increase (Decrease)
in Earnings

($ millions)
Interest Rate Sensitivity(1)
1% Increase	53
1% Decrease	3
Equity Market Sensitivity(2)
10% Increase	131
10% Decrease	(156)

(1)	Represents the change of 100 basis points in interest rates across the entire yield curve.

(2)	Represents the percentage change in equity markets.

Asset/Liability Management

     The Company’s asset/liability management maximizes long-term economic value within established risk

Sun Life Financial Services of Canada Inc.     31

Management’s Discussion and Analysis

tolerance limits and constraints. The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment. Asset mix, asset quality, liquidity and interest rate exposure are regularly measured and compared to policy objectives and liability requirements for each product segment.

     To control interest rate risk (the risk of economic losses arising from changes in interest rates and the cash flow impact of these changes on investments), the Company has a matching policy for each portfolio of assets and associated liabilities in order to keep potential losses within acceptable limits. The primary approach for interest-sensitive business lines, primarily individual and group annuities, is management of the “duration gap” of assets and liabilities. Duration gap analysis measures the sensitivity of assets, liabilities and off-balance sheet instruments to interest rate changes. Specifically, the Company employs a “key rate duration” technique that examines the duration gap of assets and liabilities at discrete points on the yield curve. These gaps are managed within specified tolerance limits.

     To control market risk (the risk of financial losses due to adverse changes in market prices), the Company’s exposure to these market risks is monitored and managed against established risk tolerance limits, such as the Earnings-at-Risk monitoring tools noted above. Stock holdings are diversified by industry type and by corporate entity. Real estate holdings are diversified by location and property type. The effects of a large and sustained adverse market movement are regularly monitored through Dynamic Capital Adequacy Testing and other stress testing techniques.

Claims Risk Management

     To control claims risk (the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies), the Company follows detailed, uniform underwriting procedures to determine the insurability of applicants and to manage exposure to large claims. Underwriting requirement limits are regularly scrutinized against industry standards.

     Group insurance policies are underwritten prior to the issue of the policy and again at each renewal. The Company’s group insurance underwriting is driven by risk selection, plan design and rating techniques.

     The risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued and the maximum amount that may be retained. These limits vary by geographic region.

Pricing Risk

     To control pricing risk (the risk that the actual experience with a product may deviate from the assumptions used in pricing that product as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination and taxes), the Company sets standards and guidelines that address pricing methods and assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review, and pricing approval processes. The pricing risk management process also includes completion of an annual compliance assessment by all business units and the internal audit of business unit pricing on a rotating basis.

Credit Risk Management

     To control credit risk associated with fixed income investments, the Company uses detailed credit and underwriting policies, detailed diversification requirements, comprehensive due diligence, and aggregate counter-party exposure limits within fixed income portfolios. A numerical credit risk factor is assigned to all fixed income investments, and an aggregate credit risk factor is developed for major operations and the Company in aggregate, which are monitored against pre-established limits and reported periodically to the Board of Directors. Provisions for impaired assets are charged against the carrying value of the asset. Allowances for possible future asset defaults are also provided through actuarial reserves.

Liquidity Risk Management

     To control liquidity risk (the ability of the Company to meet its obligations to policyholders and other creditors), the Company maintains, on a consolidated basis and as a matter of policy, liquefiable assets equal to at least 100% of all liabilities payable on demand. In addition, minimum levels of cash and money market investments as a percentage of total investment assets are maintained both on a consolidated level and within each national operation. Standby credit facilities are also maintained with a variety of banks throughout the world. Separate investment guidelines are maintained within each product line, with liquidity management taking into account the particular liquidity needs of each product line.

Concentration Risk Management

     To control concentration risk (the risk of major losses resulting from an overexposure to a single entity,

Sun Life Financial Services of Canada Inc.     32

Management’s Discussion and Analysis

group of related entities or industry segment), the Company’s investment guidelines establish limits on the level of investment which can be made in any single entity, group of related entities or industry segment and these limits are reviewed and amended, as necessary, at least annually. These limits are consolidated across all investment types to capture total exposure to any single borrower or investment. On a broader industry segment approach, the Company’s investment guidelines also require that the risk levels of the various investment sectors be monitored with allocations adjusted accordingly. The Company maintains a reinsurance ceded policy to establish limits and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These limits are also consolidated across operations to capture total exposure to any single reinsurer.

Foreign Currency Risk Management

     To control foreign currency risk (the risk of losses resulting from changes in currency exchange rates), the Company’s assets and liabilities held in each jurisdiction in which it conducts business are predominantly denominated in local currencies. This approach, together with the requirement for the Company’s non-Canadian operations to function on a self-sustaining basis, provides an effective operational hedge against currency fluctuations. Foreign exchange controls imposed by jurisdictions in which the Company carries on business do not have a material impact on the Company’s business or operations.

Derivative Risk Management

     As part of its asset/liability management program, the Company uses derivative instruments, including swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. Guidelines for the use of derivatives specifically prohibit the use of derivative strategies that increase risks beyond the limits established for direct investments.

     All derivative instruments used by the Company are monitored monthly on a marked to market basis and all derivative positions are reported quarterly to the Board of Directors. Each derivative position is monitored as to its purpose and as to whether it is still required for hedging purposes. The Company generally enters into derivative contracts only with counter-parties rated “AA” or better. In limited circumstances, the Company will enter into transactions with lower rated counter-parties if the counter-party obligation can be fully collateralized or if other credit enhancement features are included.

     Where through its risk management monitoring and control programs the Company identifies a significant embedded guarantee in its protection or wealth management products which has very high sensitivity to market movements, it will generally undertake to reduce such market sensitivity by using derivative contracts if it can do so on a cost effective basis.

     Detailed information regarding the Company’s derivatives outstanding is provided in Note 11 to the Company’s Consolidated Financial Statements.

Operational Risk Management

     To control operational risk (arising from errors, inefficiencies or a lack of effectiveness of people, processes or systems), the Company has worldwide policies and guidelines as well as specific policies and guidelines for each market in which it operates.

     Ongoing training through internal and external programs is designed to prepare staff at all levels for the demands of their positions. Operating and reporting processes are reviewed and updated regularly, with monitoring completed on an ongoing basis by the internal audit group. Information systems and technology are reviewed regularly and upgraded where necessary.

     The Company maintains a comprehensive insurance program that reviews and provides protection against potential losses. This program includes appropriate levels of self-insurance. The Company maintains insurance both on properties that it owns and those securing its mortgage investments.

     The Company’s environmental risk management program is designed to ensure compliance with applicable laws and to protect investment assets from losses due to environmental problems. The senior investment officer in each national operation is responsible for ensuring that the local environmental policy is appropriate for local operating conditions.

Sun Life Financial Services of Canada Inc.     33

Management’s Discussion and Analysis

Critical Accounting Policies

     The Company’s significant accounting policies, including actuarial policies, are described in detail in Notes 1, 2, 3 and 13 to the Company’s Consolidated Financial Statements. Certain of these policies require management to make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain. The policies described below are considered particularly critical to the understanding of the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally and by independent advisors on a regular basis. Policies are applied consistently in the determination of the Company’s financial results.

Benefits to Policyholders

     The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and it requires management to make certain assumptions about, among other factors, interest rates, equity market performance, and mortality rates over the life of its products.

     The Company uses best estimate assumptions for expected future experience in calculating actuarial liabilities. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. Best estimate assumptions are normally set based on the Company’s recent average experience. Accordingly, the assumptions are expected to change slowly over time. Due to the long-term nature of benefit obligations, the provision for possible adverse deviations generally increases for contingencies further in the future. The best estimate assumptions and provisions for adverse deviations are reviewed at least annually and revisions are made where deemed necessary and prudent.

     The actuarial estimates that are critical to the determination of the Company’s actuarial liabilities are outlined below. The impacts of assumption changes in interest rates and equity market performance summarized below are described in the context of determining the value of actuarial liabilities as at December 31, 2002, and therefore are not an indication of their full impact on earnings.

●	Interest Rates

     The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of assets backing the liabilities, the Company performs cash flow testing using a set of plausible future interest rates and general economic conditions. Some of these scenarios are prescribed by professional standards. The aggregate actuarial liabilities are set at least as high as that determined under the worst of the prescribed scenarios.

     The Company uses duration gap analysis to examine if assets and the corresponding policy obligations they support are appropriately matched. This analysis measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

     Among the Company’s different lines of products, annuities are the most sensitive to changes in interest rates. The annuity businesses represent 57% of the Company’s total actuarial liabilities. For the Company’s annuity businesses, an immediate 1% parallel increase in assumed interest rates across the entire yield curve used to determine actuarial liabilities as at December 31, 2002, without management investment action to mitigate the impact of this change, would result in an estimated decrease of $59 million in net income. Conversely, an immediate 1% parallel decrease in assumed interest rates, again without any management investment action, would result in an estimated increase of $5 million in net income.

●	Mortality

     Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality is generally based on the Company’s average five-year experience. For annuities, the Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted from time to time to reflect expected improvements in mortality. Mortality improvement assumptions are applied on a conservative basis. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might occur.

Sun Life Financial Services of Canada Inc.     34

Management’s Discussion and Analysis

     For products such as payout annuities, where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would result in a decrease of $45 million in net income.

●	Equity Market Performance

     The Company has substantial variable annuity operations, which are subject to equity market movements. The Company monitors its experience on a monthly basis, and has hedged a portion of its market exposure with long-dated put options against the S&P 500. The actuarial liabilities for the Company’s market-linked products with guarantees are particularly sensitive to changes in the equity markets. For these products, a decrease from the assumed equity market growth over their lives could result in a significant reduction in shareholders’ net income.

Allowance for Investment Losses

     The Company had total general fund invested assets of $110.5 billion as at December 31, 2002, the majority of which was invested in medium- to long-term, high quality fixed income instruments. The Company maintains a prudent policy in setting the allowance for investment losses. It takes comprehensive assessments of credit and investment risks and ensures the adequacy of allowances for impaired assets. In determining the level of allowance, management, based on its experience, makes significant judgments about general economic and business conditions, industry trends, and specific developments with respect to single issuers.

     The Company’s total impaired assets amounted to $952 million as at December 31, 2002, against which $495 million of allowances were provided. In addition, the Company held $1.9 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2002.

Goodwill and Other Intangibles

     Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. The Company had a carrying value of $6.1 billion in goodwill as at December 31, 2002, consisting primarily of $3.7 billion arising from the Clarica acquisition and $2.0 billion arising from the Keyport acquisition.

     Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. As at December 31, 2002, the Company’s finite-life intangible assets had a carrying value of $625 million, reflecting primarily the value of the banking distribution channel, the sales potential of its field force, and asset administration contracts. The Company’s indefinite-life intangible assets had a carrying value of $671 million, reflecting fund management contracts, brand names and state licenses.

     As described in Note 3 to the Company’s Consolidated Financial Statements, the Company adopted the standard on goodwill and other intangible assets set out in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062. Under this accounting standard, goodwill and indefinite-life intangible assets are no longer amortized but are tested at least annually for impairment at the reporting unit level. Impairment is determined by comparing the fair value of a reporting unit to its carrying value. The Company uses a number of valuation methods including embedded value to determine the fair value of a reporting unit. These valuation methods involve the use of assumptions and estimates that require management’s judgment. The use of different valuation methods and estimates could produce different values to apply in the impairment test.

Impact of Significant Changes in Accounting Policies in 2002

     In 2002, the Company adopted certain new accounting standards and policies which are detailed in Note 3 to the Company’s Consolidated Financial Statements. The policies that could materially affect the Company’s financial results are summarized below.

●	Stock-Based Compensation

     In the second quarter of 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense with an offset to share capital. When the stock options are exercised, the proceeds received by the Company are credited to share capital.

     The adoption of the fair value method for the stock options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $21 million and a decrease of 3 cents in basic and diluted earnings per share for 2002.

Sun Life Financial Services of Canada Inc.     35

Management’s Discussion and Analysis

●	Goodwill and Other Intangibles

     The Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002 on a prospective basis. This standard requires that intangible assets with an indefinite life and goodwill not be amortized. If the goodwill had not been amortized in 2001, net income for 2001 would have been increased by the amortization expense of $19 million.

     This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. The Company performed impairment tests for goodwill in 2002 as required and none of the goodwill balances were impaired. Impairment losses, if any, arising from the future annual impairment tests will be charged to income.

     In July 2001, the Company adopted Business Combinations, CICA Handbook Section 1581 and the transitional provisions of Goodwill and Other Intangible Assets, CICA Handbook Section 3062. These standards and provisions, which are applicable to acquisitions completed on or after July 1, 2001, require that acquisitions of businesses be accounted for using the purchase method, and that goodwill and intangible assets with indefinite lives arising from these acquisitions not be amortized. The Company’s acquisitions of Keyport and IFMG were accounted for in accordance with these accounting standards in 2001, as was Clarica in 2002.

●	Disposal of Long-Lived Assets and Discontinued Operations

     The Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, in the fourth quarter of 2002, effective January 1, 2002, for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date. This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations. As a result of adopting this standard, the Company has reclassified its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations, as these lines of business no longer qualify as discontinued operations. However, Clarica U.S. was reclassified as a discontinued operation, since it was a held-for-sale investment in 2002 and was sold on January 7, 2003.

Sun Life Financial Services of Canada Inc.     36

Management’s Discussion and Analysis

Investments

     The Company holds a diverse set of portfolios for its asset management, mutual fund and variable annuity operations, as well as for the Company’s general funds. The Company maintains prudent, uniform investment policies with specific guidelines appropriate for each of its areas of operation. For its general funds, the Company focuses on maintaining high-quality, well-diversified portfolios that are appropriate for its general fund obligations. The investment of the Company’s general funds is described below.

Investment Policies

     The primary aim of the Company’s investment strategy for its general fund assets is to ensure that all investments are properly structured relative to the maturities of their liabilities and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors regularly reviews and approves investment policies that set prudent standards and procedures for the investment of the Company’s assets. These policies include limits for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored and reported by the Company’s Corporate Office on a regular basis. In addition, management is required to advise the Board of Directors annually, in writing, of adherence to these policies.

Investment Profile

     The Company had total consolidated general fund invested assets of $110.5 billion at December 31, 2002, compared to $73.3 billion at December 31, 2001. The significant increase in invested assets reflected the addition of Clarica’s assets which were $32.5 billion at December 31, 2002, normal business growth, and proceeds of $1.0 billion from the issuance of subordinated debt and SLEECS in 2002. The investment portfolio is broadly diversified and carefully managed with respect to the nature of the Company’s underlying policy obligations. The Company invests the majority of its general funds in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio stance is quite conservative, with 93% of the general funds in cash and fixed income investments as at December 31, 2002. Real estate comprised only 3% of the general funds, of which approximately 68% related to the participating policyholders’ account. Common stock comprised approximately 4% of the general funds, of which approximately 75% was related to the participating policyholders’ account. The Company’s shareholders’ net income generally is not affected by the performance of investments held in the participating policyholders’ account.

Bonds

     The Company’s bond portfolio represented 66% of invested assets at December 31, 2002 compared to 65% at the end of the previous year. The Company’s bond portfolio is actively managed through a regular program of purchases and sales directed at optimizing yield quality and liquidity, while ensuring that the

Bonds by Investment Grade

Investments

	2002		2001		2000

	Carrying	% of	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total	Value	Total

Bonds	73,423	66	48,077	65	27,534	54
Mortgages	15,799	14	8,622	12	10,179	20
Stocks	4,221	4	4,882	7	4,583	9
Real Estate	3,223	3	2,316	3	2,327	4
Cash and Equivalent Investments	7,152	7	4,809	7	3,962	8
Policy Loans and Other Invested Assets	6,726	6	4,558	6	2,416	5

Total Carrying Value	110,544	100	73,264	100	51,001	100

Total Market Value	115,049		74,763		52,977

Sun Life Financial Services of Canada Inc.     37

Management’s Discussion and Analysis

asset portfolio remains matched to liability requirements. At December 31, 2002, the bond portfolio had a carrying value of $73.4 billion and a market value of $77.6 billion compared with $48.0 billion and $49.3 billion at the end of 2001. The increase in bond investments was primarily attributable to the acquisition of Clarica in 2002.

     At December 31, 2002 and 2001 the Company held $17.4 billion and $14.1 billion, respectively, of nonpublic bonds, which constituted 24% and 29%, respectively, of the Company’s overall bond portfolio. Of such amounts, non-public bonds rated “A” or its equivalent or higher represented 52% and 51%, respectively, of total non-public bonds, and non-public bonds rated “BBB” or its equivalent or higher represented 89% and 91%, respectively, of total nonpublic bonds at such dates. The increased non-public bond holdings were due to the addition of Clarica’s bond portfolio which is also broadly diversified.

     The Company’s bond portfolio is also diversified by country. As at December 31, 2002, 34% of the total bond portfolio was invested in Canada, 50% in the U.S. and 11% in the U.K., based on the jurisdiction of the incorporation of issuers.

Mortgages

     The Company’s mortgage portfolio represented 14% of invested assets at December 31, 2002 compared to 12% at the end of 2001. The Company’s mortgage portfolio totalled approximately $15.8 billion compared to $8.6 billion at the end of 2001. The increase in mortgage investments was primarily attributable to the acquisition of Clarica. As at December 31, 2002, 64% of the total mortgage portfolio was invested in Canada, 34% in the U.S., and 2% in the United Kingdom.

     The Company’s mortgage portfolio is almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured.

     As at December 31, 2002, commercial mortgages accounted for 73% and residential mortgages accounted for 27% of the Company’s total mortgage portfolio. Approximately 45% of mortgage loans mature by December 31, 2007. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of those mortgages that meet the Company’s investment criteria.

     The Company also originates and manages mortgage-backed investments for institutional clients. This fee-based business allows the Company to leverage its extensive commercial mortgage underwriting expertise and enhance its asset management strength. In 2002, the Company offered $497 million of commercial mortgage-backed securities in the U.S. The Company had $1.8 billion in managed mortgage assets as at December 31, 2002, compared to $1.5 billion at the end of 2001.

Stocks

     The Company’s equity portfolio represented 4% of invested assets at December 31, 2002 compared to 7% at the end of 2001. At December 31, 2002, the Company’s stock portfolio had a carrying value of $4.2 billion compared with $4.9 billion at the end of 2001. The market value of its stock portfolio was $3.1 billion compared with $4.4 billion at the end of 2001 primarily due to the decline of equity market valuations. The Company’s equity investments held in the participating policyholders’ account accounted for 75% of the Company’s total stock holding as at December 31, 2002.

     The Company’s equity portfolio is diversified by country. At December 31, 2002, $734 million or 17% of the Company’s equity portfolio related to Canadian issuers, $1.0 billion or 25% to U.S. issuers, $2.2 billion or 53% to U.K. issuers, and $215 million or 5% to issuers from other jurisdictions. The portfolio is also well diversified by industry classification and issuer.

Real Estate

     The Company’s real estate portfolio represented 3% of invested assets at December 31, 2002, unchanged from the end of 2001. At December 31, 2002, 59% of the portfolio was located in Canada, 29% in the United States and 12% in the United Kingdom. The Company’s real estate portfolio had a carrying value of approximately $3.2 billion and a market value of approximately $3.4 billion at December 31, 2002, compared with $2.3 billion and $2.6 billion, respectively, at the end of 2001. The increase in real estate investments was primarily attributable to the acquisition of Clarica.

     Commercial office properties are the major component of the real estate portfolio, representing approximately 51% of real estate investments at December 31, 2002.

     The Company actively manages its real estate portfolio, focusing on acquisitions and dispositions,

Sun Life Financial Services of Canada Inc.     38

Management’s Discussion and Analysis

leasing and the management of properties. The Company is also engaged in the business of advisory and management of third-party properties.

Impaired Assets

     Total impaired assets, net of allowances, amounted to $457 million at December 31, 2002, compared to $129 million as at December 31, 2001. The increase of $328 million was primarily attributable to the impaired assets associated with the Company’s bond holdings in the U.S. telecommunication, energy and airline sectors. As a result of this increase in impaired assets, the Company’s net impaired ratio, defined as net impaired assets to total invested assets, increased to 0.41% from 0.18% as at December 31, 2001.

     The Company had allowances of $495 million against gross impaired assets of $952 million as at December 31, 2002. In addition, the Company had $1.9 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2002 compared with $943 million in 2001. The increase reflected the amount included in Clarica’s actuarial liabilities.

     The Company takes provisions for impaired bonds and mortgages. In 2002, the Company took provisions of $366 million, net of recoveries, on invested assets compared to net provisions of $4 million in 2001. The 2002 provisions were primarily related to bond investments in the United States.

Deferred Net Realized Gains

     Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting methods for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the annual rate of 15% and 10%, respectively, of the unamortized balance.

     The Company had $3.5 billion in deferred net realized gains as at December 31, 2002, of which $2.6 billion represented net gains on invested assets backing actuarial liabilities and $825 million represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 95% of total deferred net realized gains as at December 31, 2002.

Net Unrealized Gains

     Net unrealized gains represent the difference between market value and carrying value of investments, which are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. Consequently, the related amounts are credited to or charged against income.

     The Company had $4.5 billion in net unrealized gains as at December 31, 2002 compared to $1.5 billion as at December 31, 2001. The increased unrealized gains were related to the Company’s bond portfolio. Net unrealized gains on investments backing capital were approximately $271 million as at December 31, 2002 compared to approximately $122 million as at December 31, 2001.

Sun Life Financial Services of Canada Inc.     39

Management’s Discussion and Analysis

Financial Position and Liquidity

     The Company maintains a strong financial position and adequate liquidity to ensure that it can meet its obligations.

Principal Sources of Funds

     The primary source of funds for the Company is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses and interest. Cash flows generated from operating activities are generally invested to support future payment requirements, including payment of dividends to shareholders. The Company may also raise funds from time to time through borrowing and the issue of securities to finance growth, acquisitions or other needs.

     The Company maintained a strong cash position, with a positive net cash flow of $1.6 billion in 2002. Net cash provided by operating activities in 2002 was $4.4 billion which, together with Clarica’s cash of $2.8 billion acquired at the closing of the Clarica transaction, was largely used to fund investing activities. The Company generated cash flow of $329 million from financing activities, primarily comprised of the increase of $500 million in subordinated debt and the increase of $200 million in SLEECS, net of shareholders dividends of $294 million.

     During 2001, the Company generated positive net cash flow of $80 million. Net cash provided by operating activities in 2001 was $2.0 billion which, together with $908 million generated from financing activities, was used to fund investing activities. The Company raised new capital through the issue of 11 million common shares for $330 million and the issue of the first series of SLEECS, for $950 million to partially finance the acquisition of Keyport and IFMG. The Company decreased short-term borrowings by approximately $104 million and paid $204 million of dividends to shareholders. In addition, the Company bought back approximately one million shares for $35 million in early 2001.

     At December 31, 2002, the Company maintained cash, cash equivalents and short-term investments totalling $7.2 billion compared to $4.8 billion as at December 31, 2001. In addition, the Company had available lines of credit in an aggregate amount of $1.2 billion and had drawn an aggregate of approximately $237 million as at December 31, 2002. These lines of credit generally have terms ranging from 1 to 5 years.

Cash Flow

($ millions)	2002	2001	2000

Net Cash Provided by Operating Activities(1)	4,416	1,957	2,341
Net Cash Provided by (Used in) Financing Activities	329	908	(159)
Net Cash Provided by (Used in) Investing Activities(2)	(3,216)	(2,953)	(1,713)
Changes due to Fluctuations in Exchange Rates	44	168	36

Increase (Decrease) in Cash and Cash Equivalents	1,573	80	505
Cash and Cash Equivalents, beginning of period	2,583	2,503	1,998

Cash and Cash Equivalents, end of period	4,156	2,583	2,503
Short-term Securities, end of period	2,996	2,226	1,459

Cash, Cash Equivalents and Short-term Securities, end of period	7,152	4,809	3,962

(1)	Includes net cash provided by discontinued operations.

(2)	The amounts in 2002 include Clarica’s cash and cash equivalents of $2.8 billion acquired and in 2001 include Keyport’s cash and cash equivalents of $919 million acquired.

Sun Life Financial Services of Canada Inc.     40

Management’s Discussion and Analysis

Liquidity

     The Company’s primary liquidity requirement is to meet operating cash outflow obligations such as the payment of claims and expenses and debt servicing, and to ensure its ability to pay shareholder dividends. The Company generally maintains a conservative liquidity position that exceeds on a consolidated basis all the liabilities payable on demand. To further strengthen its liquidity, the Company actively manages and monitors its capital levels, the asset/liability matching position, the diversification and credit quality of its investments, and its cash forecasts and actual amounts against established targets. In addition, the Company maintains standby credit facilities with a variety of banks.

     The Company is subject to various regulations in the jurisdictions in which it operates. The ability of the Company’s operating subsidiaries to pay dividends and transfer funds within the Company is regulated in certain of these jurisdictions. Transfers of funds across certain jurisdictions or among the Company’s subsidiaries require local regulatory approvals and the satisfaction of certain conditions. Through effective cash management and capital planning, the Company ensures that its subsidiary operations, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

     Based on the Company’s historic cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

Capital Structure

     The Company’s capital consists of equity, preferred shares, SLEECS which qualify as Tier 1 capital for regulatory capital purposes, cumulative capital securities and subordinated debt. Shareholders’ equity increased to $14.8 billion, up $7.2 billion from the 2001 level of $7.6 billion. The increase was primarily due to the new common shares issued in connection with the Clarica acquisition and the contribution of earnings during the year, partially offset by shareholder dividends. Currency translation increased equity by $107 million primarily as a result of depreciation of the Canadian dollar relative to the British pound sterling in 2002.

     The number of SLF Inc. common shares outstanding increased to 618.4 million as at December 31, 2002, compared to 431.7 million as at December 31, 2001. The increase was primarily related to the new common shares issued in connection with the Clarica acquisition.

     Sun Life Assurance had preferred shares outstanding of $158 million as at December 31, 2002. These shares were originally issued by Clarica.

     The Company, through Sun Life Capital Trust, issued $200 million of Series B SLEECS in the second quarter of 2002. In certain limited circumstances, the Series B SLEECS can be converted into Sun Life Assurance preferred shares that are exchangeable into SLF Inc. common shares at a price equal to 95% of the trading price at the time of exchange. These securities, with an effective yield of 7.093%, represent low cost and tax efficient funding that provides the Company with increased capital flexibility.

     The Company’s long-term debt increased with the issue of $800 million of subordinated debentures and the addition of $700 million of subordinated debentures from Clarica, net of the redemption in January 2002 of $300 million of subordinated debt due in 2005. At the end of December 31, 2002, the Company had cumulative capital securities of $948 million which were issued in U.S. dollars with no scheduled maturity date, $1.5 billion of subordinated debentures issued in Canadian dollars with maturities between 2013 and 2028, and subordinated notes of $472 million issued in U.S. dollars with maturities between 2007 and 2015.

     Including the SLEECS and preferred shares as part of debt, the Company’s debt-to-total capital ratio decreased to 22% as at December 31, 2002 from 26% at December 31, 2001.

Shareholder Dividends

     SLF Inc. increased its quarterly shareholder dividend to $0.14 per share, up 17% from $0.12 per share in 2001. Total shareholder dividends for 2002 were $0.56 per share, representing a payout ratio of approximately 24% in respect to the Company’s earnings in the year. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.

Capital Adequacy

     The Company has stringent policies to ensure that its capital levels are adequately maintained and are in compliance with regulatory requirements in the

Sun Life Financial Services of Canada Inc.     41

Management’s Discussion and Analysis

countries in which it has operations. In Canada, the Company is subject to Minimum Continuing Capital and Surplus Requirements (“MCCSR”) established by the Office of the Superintendent of Financial Institutions (“OSFI”). MCCSR is the ratio of the available capital of a life insurance company to its required capital, representing a measure of the capital adequacy of a company. Under the guidelines of OSFI, the Company is generally expected to maintain a minimum MCCSR of 150%.

     The MCCSR ratio of the Company at December 31, 2002 increased to 230% from 190% at December 31, 2001, reflecting the impact of its strong earnings and the financing activities during the year. The Company’s required capital increased by $1,151 million relative to 2001, primarily due to the acquisition of Clarica.

Minimum Continuing Capital And Surplus Requirements

($ millions)	2002	2001	2000

Total MCCSR Capital Available
Shareholders’ Equity	14,833	7,645	6,438
Preferred Shares	158	—	—
SLEECS	1,150	950	—
Cumulative Capital Securities	948	954	900
Subordinated Debt	1,974	656	689
Other	57	579	921
Less Goodwill	(6,108)	(2,203)	(230)

Total	13,012	8,581	8,718
Total MCCSR Capital Required	5,667	4,516	2,951
MCCSR Ratio	230%	190%	295%

     To assess its capital adequacy and financial strength under adverse conditions, the Company performs Dynamic Capital Adequacy Testing on an annual basis. The process analyses the Company’s potential future financial condition over a five-year period by reviewing the impact of a variety of adverse economic and business scenarios which include declining interest rates and stock market performances, worsening mortality and morbidity rates, and increased expenses. The results of the testing completed in 2002 confirmed the Company’s financial strength and its ability to withstand significant adversity.

Off-Balance Sheet Arrangements

     The Company and its subsidiaries, in the normal course of business, are engaged in a variety of financial arrangements. The principal purposes of these arrangements are:

(i)	to earn management fees and additional spread on a matched book of business;

(ii)	to hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations;

(iii)	to reduce financing costs.

     While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:

•	asset securitization

•	security lending

•	financial derivatives

•	financial reinsurance

●	Asset Securitization

     The Company’s asset securitization program primarily comprises mortgage-backed securities and collateralized bond obligations. The purpose of these structures is to leverage the Company’s investment expertise to source and manage assets for third party customers for which the Company is paid origination or management fees.

     The Company generally uses special purpose entities (“SPEs”) to carry out these activities. SPEs may be organized as trusts, partnerships or corporations. In an asset securitization, the Company transfers assets to an SPE in exchange for cash. The SPE obtains the cash needed to pay for the assets it receives by issuing securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment in the securities issued by the SPE. The Company is generally retained to manage the asset in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis under which the Company has no exposure to the default risks associated with the assets in the SPE, other than through any retained interest held by the Company, which is not expected to be material.

     The Company’s asset securitization program, excluding MFS’ securitization activities, is summarized in the following table.

Sun Life Financial Services of Canada Inc.     42

Management’s Discussion and Analysis

($ millions)	2002	2001

As at December 31
Balance of Securitized Assets	3,050	2,526
The Company’s Retained Interests	136	122
For the year ended December 31
Cash Flow Received on Retained Interests and Servicing Fees	19	13
Sales Proceeds from New Securitizations Including Gains Before Taxes	525	269

     In February 2002, the Company sold commercial mortgages with a carrying value of $497 million to a U.S. trust that subsequently issued securities backed by the commercial mortgages. In 2001, the Company sold commercial mortgages with a carrying value of $265 million to a Canadian trust which subsequently issued commercial mortgage-backed securities. The Company was retained by both trusts to service and administer the mortgages. It also retained a subordinated investment in both issued securities. These transactions resulted in a gain of approximately $28 million, before taxes, and approximately $4 million, before taxes, respectively. These gains were included in deferred net realized gains and amortized over time.

     The Company, through MFS, manages three separate collateralized debt obligations that were issued in 2002, 2001 and 2000. The Company’s exposure in these collateralized debt obligations is limited to its equity investment and the management fee income earned. The net carrying value of the Company’s equity investment at December 31, 2002 was $8 million and the expected annual management fees are approximately $3 million.

●	Securities Lending

     The Company maintains a securities lending program through which certain securities from its investment portfolio are loaned to other institutions for short periods. The purpose of this program is to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum rating of “AA”. Collateral that exceeds the market value of the loaned securities is deposited by the borrower with a lending agent, usually a securities custodian, and retained by the lending agent until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions.

     The Company’s securities lending program is summarized in the following table.

($ millions)	2002	2001

As at December 31
Balance of Securities Loaned	1,675	2,428
Value of Collateral	1,884	2,628
For the Year Ended December 31
Fee Income Received	4	1

     The Company’s loaned securities, which are included in invested assets, had a carrying value and market value as at December 31, 2002 of approximately $1.7 billion and $1.8 billion, respectively. As at December 31, 2001, the Company’s loaned securities had a carrying value and market value of approximately $2.4 billion and $2.5 billion, respectively.

●	Financial Derivatives

     The Company uses derivative instruments, including interest rate swaps, currency swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. Equity options, equity futures and equity swaps are also used to reduce exposure to market movements in the actuarial liabilities associated with certain products with guarantees.

     The Company uses financial models and techniques to ensure the continuing effectiveness of its hedging strategies. It monitors the gap in market sensitivity between assets and liabilities for specific insurance and annuity business segments. That gap is managed within defined tolerance limits by the use of derivative instruments. All derivative positions are reported quarterly to the Company’s Board of Directors.

     Since counter-party failure in a derivative transaction could render it ineffective for hedging purposes, the Company generally enters into derivative contracts only with counter-parties rated “AA” or better. In limited circumstances, the Company will enter into transactions with lower rated counter-parties if credit enhancement features are included.

     Most of the Company’s derivatives are entered for hedging an identified exposure. Changes in the fair value of these almost completely offset either changes in the fair value of on-balance sheet items or changes

Sun Life Financial Services of Canada Inc.     43

Management’s Discussion and Analysis

in the amount of future cash flows. Under Canadian GAAP, these derivatives qualify for hedge accounting. The details of such accounting are described in Note 1 of the Company’s Consolidated Financial Statements.

     The Company’s derivative instruments are summarized in the following table.

($ millions)	2002	2001

As at December 31
Total Notional Amount	24,858	16,982
Net Fair Value	130	37
Risk-Weighted Credit Equivalent Amount	48	35

     Derivative transactions are measured in terms of notional amounts which serve as the basis for calculating payments and are not actual amounts that are exchanged. The net fair value represents the unrealized gains, net of unrealized losses, of all derivative financial instruments. The risk-weighted credit equivalent amount is a measure of credit risk, weighted according to the nature of the derivative and the creditworthiness of the counter-parties. The risk-weighted credit equivalent amount is determined in accordance with guidelines provided by the OSFI.

●	Financial Reinsurance

     The Company engages in financial reinsurance to generate fee income. Financial reinsurance treaties are structured primarily to provide regulatory capital relief for U.S. insurance companies. Such relief results in the ceding company holding a lower reserve amount than would otherwise be required under accounting requirements of the National Association of Insurance Commissioners in the United States.

     The Company’s financial reinsurance transactions are structured so that the risk of a loss in any one year is remote. These reinsurance transactions are usually structured for a term of five years or less.

     The Company’s financial reinsurance program is summarized in the following table.

($ millions)	2002	2001
As at December 31
Business In Force Equivalent	458	—
Risk-Weighted Amount	1	—
For the Year Ended December 31
Fee Income Received	5	—

     Business in force equivalent is measured as the amount of capital relief that is provided by financial reinsurance. The risk-weighted amount is a measure of the underlying risk associated with financial reinsurance treaties. It represents the economic capital required to support these treaties.

Commitments and Contingencies

     The Company’s commitments and contingencies are summarized in Note 26 of the Company’s Consolidated Financial Statements.

●	Lease Commitments

     The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases were $678 million as at December 31, 2002.

●	Contractual Commitments

     In the normal course of business, the Company provides credit instruments to its customers to facilitate their financial needs. These various contractual commitments are not reflected in the Consolidated Financial Statements. At December 31, 2002, there were outstanding contractual commitments of $927 million. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

●	Letters of Credit

     The Company issues letters of credit in the normal course of business. At December 31, 2002, letters of credit in the amount of $547 million have been issued.

Sun Life Financial Services of Canada Inc.     44

Management’s Discussion and Analysis

Contractual Obligations

	Payments Due by Period

($ millions)	Total	Within 1 Year	1-3 Years	4-5 Years	Over 5 Years

Long-Term Debt	4,072	—	—	236	3,836
Operating Leases	678	123	227	175	153
Credit-Related Arrangements
Contractual Commitments	927	900	27	—	—
Letters of Credit	547	547	—	—	—

Total Contractual Obligations	6,224	1,570	254	411	3,989

●	Outsourcing Agreements

     The Company enters into a number of long-term outsourcing contracts in the normal course of business. These outsourcing contracts allow the Company to focus on its core business and enhance customer services.

     In January 2002, the Company entered into a five-year outsourcing contract with the Marlborough Stirling Group to outsource the administration of its closed book of U.K. individual life and pension business, consisting of over 800,000 policies. The contract was subsequently extended by two years through to 2009. The value of the contract is estimated at approximately $309 million over its term. The future payments to Marlborough Stirling are estimated to be approximately $55 million in 2003 and $156 million for the remaining term of this contract after 2003.

     In August 2002, the Company entered into an outsourcing contract with IBM Canada Limited to provide a wide range of technology services to the Company over a seven-year period. The value of contract is estimated at approximately $250 million. The future payments to IBM based on currently anticipated usage levels are estimated to be $35 million a year for the remaining term of this contract.

●	Unicover

     The company has been engaged in arbitration proceedings against Cragwood Managers LLC (formerly Unicover Managers Inc.) and members of the Unicover reinsurance pool. The company has also been engaged in arbitration proceedings with three of the companies that provide retrocessional protection to the Company in respect of Unicover and non-Unicover claims. Those companies dispute their obligation to provide retrocessional cover to the Company.

     The arbitration with Cragwood and the Unicover pool companies has been resolved on a basis that fell short of recission but which was broadly favourable to the Company. One of the retrocessional arbitrations was resolved in favour of the retrocessionaire. The other two retrocessional arbitrations are scheduled to be heard in 2003.

     Based on information known to date, the Company believes it has made adequate provision for its exposure to the Unicover business.

●	U.K. Provisions

     The Company continues to be subject to regulatory scrutiny in the United Kingdom, including reviews of past business sold. The Company has regularly engaged in discussions with regulators in the United Kingdom with respect to these and other matters. In addition, the company has sold a variety of endowment products in the United Kingdom. Endowment policies are generally sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The sale of endowment policies by life insurance companies has attracted criticism from the press and politicians in the United Kingdom. There can be no guarantee that United Kingdom regulators will not in the future seek to require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their targets.

     At December 31, 2002, the Company had provisions for potential future policyholder costs, including pensions review, and expenses for decommissioning the pension review team of $227 million compared to $566 million at December 31, 2001.

Sun Life Financial Services of Canada Inc.     45